03 JUL 30 AM 7:21

MIRGOR

Buenos Aires, july 22nd, 2003

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549




03024902

SUPPL

Attention: Special Counsel, Office of International Corporation Finance

Mirgor S.A.C.I.F.I.A.
Re: Rule 12g3-2(b) File N1 82-3941

Dear Sir or Madam:

On behalf of Mirgor S.A.C.I.F.I.A., enclosed please find one copy of the financial statements of Mirgor S.A.C.I.F.I.A. as of and for the three month period of the fiscal year Nº 33, ended on march 31, 2003, together with an English translation thereof. The enclosed information is being furnished to the Securities and Exchange Commission (the Commisision) pursuant to the exemption from the Securities Exchange Act of 1934 (the Exchange Act) afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Mirgor S.A.C.I.F.I.A. is subject to the Exchange Act.

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Very truly yours,



Lic. Roberto G. Vazquez
President

dlw 7/30

Guayaquil 4301 (B1766FJI) La Tablada - Buenos Aires - Tel.: 4454-2800/20 - Fax: (54-11) 4454-2829
Planta: Einstein 1111 (9420) Río Grande - Tierra del Fuego - Tel.: 02964-432610
VALEO JOINT VENTURE

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA,

INMOBILIARIA Y AGROPECUARIA

EINSTEIN 1111 - RIO GRANDE

TIERRA DEL FUEGO

FINANCIAL STATEMENTS FOR THE PERIOD BEGINNING JANUARY 1, 2003, AND ENDED MARCH 31, 2003, TOGETHER WITH THE LIMITED REVIEW REPORT AND THE STATUTORY AUDIT COMMITTEE'S REPORT

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRPERSON

Lic. Roberto Gustavo Vázquez

VICE-CHAIRPERSON

Mr. José Luis Caputo

DIRECTORS

Mr. Pablo Plesko
Mr. André Gold
Mr. Alejandro Carrera

ALTERNATE DIRECTORS

Dr. Diego García Villanueva
Mr. Bernard Clapaud
Mr. Jean Francois Vingre
Mr. Eduardo García Terán
Mr. Jorge Antonio Caputo

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

(Translation of the report originally issued in Spanish)

LIMITED REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS

To the Chairman and Directors of
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

1. We have performed a limited review of the accompanying balance sheet of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria as of March 31, 2003, and the related statements of income, changes in shareholders' equity and cash flows for the three-month period then ended. In addition, we have performed a limited review of the accompanying consolidated balance sheet of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary as of March 31, 2003, and the related consolidated statements of income and cash flows for the three-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Company's Management.

2. Our review was performed in accordance with Technical Resolution No. 7 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) applicable to the limited review of interim financial statements. According to such standards, a limited review mainly consists in applying analytical procedures to accounting information and making inquiries of people in charge of accounting and financial issues. The scope of a review is substantially smaller than that of a financial statement audit, the purpose of which is to issue an opinion on the financial statements taken as a whole. Accordingly, we do not express such opinion.

3. As indicated in note 11 to the abovementioned financial statements, the Company carries taxes receivable and receivables from the Government, the recoverability of which is affected by the economic crisis mentioned in such note. In addition, the Company is currently implementing the agreements with financial institutions; such procedure has not concluded as of the issuance date of this report. The valuation and/or disclosure may differ from that indicated in the financial statements mentioned in paragraph (1).



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4. As indicated in note 1 to the financial statements mentioned in paragraph (1), as of March 31, 2003, Interclima Sociedad Anónima -the Company's subsidiary- has not accrued income tax since it understands that the tax adjustment for inflation provided for in Income Tax Law should be applied taking into account current Argentine macroeconomic conditions. Had the adjustment for inflation not been made, Interclima Sociedad Anónima should have booked income tax liabilities amounting to about ARS 310,000.

5. As indicated in note 1 to the accompanying financial statements, and according to the standards of the corporate enforcement entity, the Company has not recognized in the books the effects of the variations in the currency purchasing power generated as from March 1, 2003, as required by professional accounting standards effective in the city of Buenos Aires, Argentina. The effects of the lack of recognition of such variations have not been significant with respect to the accompanying financial statements.

6. Based on our review, except as indicated in paragraph 4 and note 1 to the financial statements, regarding the adequacy of the information submitted for comparative purposes, we have not become aware of any significant modification that should be made to the financial statements mentioned in paragraph 1 for them to be presented in conformity with professional accounting standards effective in the City of Buenos Aires, Argentina, as well as Argentine Business Associations Law and CNV (Argentine Securities Commission) regulations. This representation should be read taking into account the uncertainties described in paragraph (3) above, which cannot be resolved as of the date of this report.

7. Regarding the balance sheet of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary as of December 31, 2002, and the related statements of income, changes in shareholders' equity, and cash flows of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary for the three-month period ended March 31, 2002, presented for comparative purposes, we report that:

   a) On March 10, 2003, we issued an audit report on the financial statements of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary as of December 31, 2002, with an except-for qualification due to the inconsistency in the method to value the subsidiary's income tax accrual and the qualifications for unresolved uncertainties due to the recoverability of taxes receivable and receivables from the Argentine Government and the renegotiation of financial payables. Such financial statements do not take into account the effects of the variations in the currency purchasing power as from March 1, 2003. We have not audited any financial statements as of any date and for any period subsequent to December 31, 2002.



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b) On May 22, 2002, we issued a limited review report for the financial statements of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary for the three-month period ended March 31, 2002, with an except-for qualification due to the lack of recognition of variations in the currency purchasing power from January 1 to March 31, 2002, as required by professional accounting standards. In addition, such financial statements have not been modified by the Company's Management to include the changes mentioned in note 1 and they have not been adjusted based on the changes in the currency purchasing power in the abovementioned period, which was required by subsequent regulations issued by the enforcement entity. Neither do they consider the effects of the abovementioned variations as from March 1, 2002.

8. In compliance with current regulations, we further report that:

a) The financial statements mentioned in paragraph (1) are disclosed in the inventory and financial statements book.

b) The financial statements of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria as of March 31, 2003, result from books kept, in their formal respects, pursuant to current regulations, except as indicated in note 10.

c) The information contained in points (2) and (3) of the "Summary of events for the period ended March 31, 2003" submitted by the Company in compliance with CNV regulations derives from the accompanying financial statements as of March 31, 2003, and as of March 31, 2002, 2001, 2000, and 1999 (after its restatement in constant pesos as mentioned in note 1), not included herein, on which we based our limited review reports dated May 22, 2002, May 11, 2001, and May 11, 1999, respectively, to which we refer and should be read with this report as a whole. Such information for the periods ended March 31, 2002, 2001, 2000, and 1999, has not been modified by the Company's Management to include the changes mentioned in note 1 and, in addition, they do not consider the effects of variations in the currency purchasing power generated as from March 1, 2003. Furthermore, the information contained in points (3), (4) and (5) of "Supplementary notes to the financial statements as of March 31, 2003, required by section 68 of the regulations issued by the Buenos Aires Stock Exchange", submitted by the Company to comply with BCBA's (Buenos Aires Stock Exchange) regulations, derives from the accompanying financial statements as of March 31, 2003, and December 31, 2002.



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d) As of March 31, 2003, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Company's books, total ARS 84,959.08, none of which was due and payable as of that date.

Buenos Aires,
May 19, 2003

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.A.B.A. - R.A.P.U. Vol. I Fo. 7



Adolfo Lázara (Partner)
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. LXIX Fo. 174

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

REGISTERED OFFICE: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the last amendment to of the articles of incorporation: August 22, 1997.

Expiry of the articles of incorporation: May 31, 2070

FISCAL YEAR No. 32 BEGINNING JANUARY 1, 2003,

SUMMARY OF EVENTS
For the period ended March 31, 2003
(Figures stated in pesos – see Note 1)

1. *OVERVIEW OF THE COMPANY'S ACTIVITIES DURING THE PERIOD*

Regarding the automotive industry, the industry and Mirgor's data should be carefully analyzed to avoid drawing conclusions that may lead to errors.

The current situation shows a significant improvement as compared to the deep crisis that affected Argentina in the same period the prior year. During the first-half of the year the automotive production increased by 40.8%. However, if compared to the average for the last six years, the volume produced decreased by 40%. The most important factor to analyze is the domestic demand that decreased by 20% as compared with the same period in 2002 and 66% with respect to average sales recorded in the first quarter of the last six years. This serious circumstance is the result of the significant decrease in the salary purchasing power, as related to vehicles, and the complete lack of loans (in this case, there is a combination of supply and demand).

Consumers' trust (or lack thereof), a very important aspect upon analyzing the domestic demand of durable goods, is strongly determined by the pre-electoral uncertainty. This leads to the postponement of purchases by those consumers that maintain certain purchasing power.

The companies that form part of the automotive value chain have explained this situation to the current government as well as the candidates with the best possibilities of success in the next elections. The sector has prepared some policy proposals to encourage the sales of vehicles, which have been reduced, as shown by statistics. This may be easily observed by understanding that current sales would take more than eighty years to restore the vehicle fleet, when replacement rates in countries such as Argentina should be lower than 20 years.

Within the previous context, the units sold by Mirgor increased significantly. The total amount of air conditioners sold increased from 4,495 units sold in Q1 2002 to 5,578 units sold in Q1 2003, thus representing a 24.1% increase. On the other hand, the units for vehicles without air conditioning reached 4,979 in the first half of the year as compared to 2,075 units sold in the same prior-year period, i.e. 140% more. The delivery of dashboards exceeded units sold by 92% as compared to the same period the prior year. However, all this information should be analyzed taking into account the circumstances that affect them.

The actions taken last year to incorporate new products enabled the Company to increase its market share from 25% of total vehicle production in Q1 2002 to 34% in the same period in 2003. The presence of Renault as demander is also significant during 2003 while the premises remained closed last year. This year's sales include our new product, the Clio.

On the other hand, there has been a significant decrease in air conditioning sales with respect to the Company's sales mix from 68% in 2002 to 51% in 2003. This situation shows once more that in an impoverished market consumers choose cheaper versions, to which we should add that the increase in the sale of SUVS (related to the improvement of the agricultural industry) as a high-growth product is detected upon analyzing the domestic demand qualitatively.

In addition, there has been a significant change in the proportion of sales as there has been an increase in the sales of systems for air-conditioned vehicles.

Vehicles exports have also contributed to domestic production growth; however, the latter has increased by a smaller proportion. Specifically, there have been increases in certain terminals, such as Volkswagen, and decreases in others that are not Mirgor's customers, such as Ford.

The abovementioned events inevitably lead to losses during Q1, which has been traditional in our Company as well as in the other companies of the sector, since customers have holidays in January.

2. *EQUITY STRUCTURE (*figures related to the consolidated statements, stated in constant pesos – see note 1)

	03/31/03	03/31/02 (1)	03/31/01	03/31/00	03/31/99
Current assets	64,443,113	89,294,740	67,119,368	79,542,970	82,698,762
Noncurrent assets	37,501,188	42,709,339	36,668,750	37,778,041	38,198,449
Total assets	101,944,301	132,004,079	103,788,118	117,321,011	120,897,211
Current liabilities	31,422,702	75,820,464	42,865,565	46,986,053	39,090,086
Noncurrent liabilities	13,091,835	-	-	-	9,426,019
Total noncurrent liabilities	44,514,537	75,820,464	42,865,565	46,986,053	48,516,105
Minority interest	3,789	4,474	4,143	4,317	13
Shareholders' equity	57,425,975	56,179,141	60,918,410	70,330,641	72,381,093
Total liabilities and Shareholders' equity	101,944,301	132,004,079	103,788,118	117,321,011	120,897,211

(1) Originally presented in historical currency and restated until 02/28/03.

3. INCOME STRUCTURE (figures related to the consolidated statements and stated in constant pesos – see note 1)

	03/31/03	03/31/02	03/31/01	03/31/00	03/31/99
Ordinary operating income (loss)	(453,103)	(397,172)	(795,855)	(158,103)	(1,066,235)
Financial expense	182,667	1,988,155	(2,125,785)	(707,973)	(1,427,922)
Other (expenses) / revenues	(985,552)	(111,152)	22,712	(151,156)	(398,881)
Minority interest gain (loss)	(259)	(368)	33	15	377
Ordinary income (loss), net	(1,256,247)	1,479,463	(2,898,895)	(1,017,217)	(2,892,661)
Extraordinary items	-	-	-	-	-
Minority interest loss	-	-	-	-	-
Income (loss), net	(1,256,247)	1,479,463	(2,898,895)	(1,017,217)	(2,892,661)

(1) Originally presented in historical currency and restated until 02/28/03.

4. STATISTICAL DATA (1)

Number of units	03/31/03		03/31/02 (1)		03/31/01		03/31/00		03/31/99	
	Quarter	Accum	Quarter	Accum	Quarter	Accum.	Quarter	Accum.	Quarter	Accum
Production (2)	37,810	37,810	23,367	23,367	56,327	56,327	41,213	41,213	42,600	42,600
Sales (3)	38,270	38,270	8,400	8,400	16,627	16,627	29,440	29,440	20,986	20,986
- Local	14,064	14,064	8,400	8,400						
Equipment with air	5,578	5,578	4,495	4,495						
Equipment without air	4,979	4,979	2,075	2,075						
Dashboard	3,507	3,507	1,830	1,830						
- Exports	24,206	24,206								

(1) As from this period, ICSA discloses the units sold as statistical information.
(2) It includes the one related to Interclima S.A.
(3) The units sold among companies are not included.

5. RATIOS

	03/31/03	03/31/02	03/31/01	03/31/00	03/31/99
Current ratio	2.05	1.18	1.57	1.69	2.12
Equity to debt ratio	0.78	1.35	0.70	0.67	0.67
Fixed asset-to-equity capital ratio	0.37	0.32	0.35	0.32	0.32

6. CHANGES IN THE MARKET PRICE OF SHARES

January 2003	January 2002	February 2003	February 2002	March 2003	March 2002
9.40	4.10	10.10	4.10	9.30	4.10

7. PERSPECTIVES

Vehicle factories are very concerned about the rebound of the Argentine peso with respect to the U.S. dollar. This situation is worsened by the euro appreciation since many companies still depend on the import of products of such origin significantly. Higher costs in U.S. dollars adversely affect exports growth of last year's vehicles.

However, during the last few days, there was a relief since the Brazilian currency exchange rate drew closer to the Argentine peso, thus allowing to improve expectations with respect to the opportunities to begin exporting to that country again. Regarding condensator exports, there have been certain increases in schedules that permit us to be optimistic with respect to the activity of our plant for the rest of the year.

In addition, the Company has received the approval for the samples submitted to GM Argentina with respect to the products used to equip the Corsa II, which will permit to increase deliveries to this customer significantly, once certain pending commercial aspects have been agreed upon. However, we have already planned certain initial deliveries for May. Once the final agreements have been entered into, Mirgor's market share could reach 45/50%.

Anyway, the most important fact that the Company needs to consolidate its recovery is a domestic market growth since current vehicle sales figures do not enable companies to renew their models, which is necessary for the industry to keep the current significant export volume.

Río Grande, May 19, 2003.

MIRGOR S.A.C.I.F.I.A.



Lic. Roberto G. Vázquez
Chairman

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

FINANCIAL STATEMENTS RELATED TO FISCAL YEAR NO. 33 FOR THE THREE-MONTH PERIOD BEGINNING JANUARY 1, 2003, AND ENDED MARCH 31, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND WITH THE SAME PERIOD THE PRIOR YEAR.

REGISTERED OFFICE: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the first amendment to the articles of incorporation: July 1, 1994.
- Of the last amendment to the articles of incorporation: August 22, 1997.

Registration number with the IGJ (regulatory agency of business associations): 40,071

Expiry of the articles of incorporation: April 13, 2070.

Parent company: disclosed in note 7 to the stand-alone financial statements.

Capital structure: see note 3 to the stand-alone financial statements.

	PESOS
20,000,000 shares of common stock, face value, ARS 0.10 per share Subscribed, paid-in, issued, and registered with the Public Registry of Commerce	2,000,000

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2003, AND DECEMBER 31, 2002
Figures stated in pesos – See note 1

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash	7,809,220	8,949,955
Short-term investments	1,547	5,064,959
Trade receivables	14,082,408	8,806,415
Taxes receivable	859,961	1,076,940
Other receivables	1,473,782	2,166,336
Inventories	40,216,195	40,815,727
TOTAL CURRENT ASSETS	64,443,113	66,880,332
NONCURRENT ASSETS		
Other receivables	4,782,516	5,007,792
Taxes receivable	6,167,469	5,566,640
Other	21,465	31,435
Intangible assets – Note 1(e)b	252,004	366,168
Property, plant and equipment – Note 1(e)a	26,277,734	27,485,463
TOTAL NONCURRENT ASSETS	37,501,188	38,457,498
TOTAL ASSETS	101,944,301	105,337,830

Notes 1 through 3 to the consolidated financial statements and notes 1 through 16 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2003, AND DECEMBER 31, 2002
Figures stated in pesos – See note 1

	2003	2002
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables	13,045,241	11,636,916
Salaries, payroll and other taxes payable	779,305	1,096,562
Customer prepayments	7,596,989	6,423,746
Loans	9,746,117	9,457,954
Other	91,270	154,602
Total Liabilities	31,258,922	28,722,780
Provisions	163,780	1,042,593
TOTAL CURRENT LIABILITIES	31,422,702	29,815,373
NONCURRENT LIABILITIES		
Loans	13,091,835	16,836,705
	13,091,835	16,836,705
TOTAL LIABILITIES	44,514,537	46,652,078
Minority interest in subsidiaries	3,789	3,530
SHAREHOLDERS' EQUITY	57,425,975	58,682,222
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	101,944,301	105,337,830

Notes 1 through 3 to the consolidated financial statements and notes 1 through 16 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED STATEMENT OF INCOME FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1

	2003	2002
Net sales (including VAT benefits amounting to 2,183,344 and 2,156,864)	20,058,235	18,759,863
Cost of goods sold	(18,289,993)	(16,704,078)
GROSS REVENUES	1,768,242	2,055,785
Administrative expenses - Exhibit H	(1,797,341)	(2,023,825)
Selling expenses – Exhibit H	(413,327)	(421,180)
Other expense / income	(985,552)	(111,152)
Financial expense and holding losses		
From assets	(2,960,000)	41,259,679
From liabilities	3,142,667	(39,271,525)
Loss from long-term investments	(10,677)	(7,951)
SUBTOTAL	(1,255,988)	1,479,831
Minority interest in subsidiaries	(259)	(368)
(LOSS) INCOME FOR THE PERIOD	(1,256,247)	1,479,463

Notes 1 through 3 to the consolidated financial statements and notes 1 through 16 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1

	2003	2002
CHANGES IN CASH		
Cash at beginning of year	14,014,323	3,722,768
Cash at end of period	7,810,180	9,298,266
Cash (decrease) increase	(6,204,143)	5,575,498
SOURCES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Ordinary income (loss) for the period	(1,256,247)	1,479,463
Adjustments to reach net cash flows deriving from operating activities		
PP&E depreciation and intangible assets amortization	1,389,577	1,024,581
Gain (loss) from PP&E sale	10,000	-
Minority interest	259	368
Allowance for impairment in value of inventories (net effect)	(1,044,651)	3,932,468
Income from long-term investments	10,677	7,951
Contingency provision	11,108	5,651,606
Impairment in value of PP&E advances from exposure to inflation	1,618	-
Changes in operating assets and liabilities:		
Trade receivables	(5,275,993)	(7,056,391)
Inventories	1,692,952	(35,296,407)
Trade payables	1,405,325	14,583,075
Loans	(2,395,243)	19,681,785
Salaries, payroll and other taxes (net of receivables)	(701,107)	(1,238,277)
Customer prepayments	1,173,243	3,681,358
Other	805,019	(811,001)
Allowances and provisions	(889,921)	-
NET CASH FLOW (USED IN) PROVIDED BY OPERATING ACTIVITIES	(5,063,384)	5,640,579

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1

	2003	2002
INVESTMENT ACTIVITIES		
PP&E acquisition	(69,295)	(65,081)
Revenues from PP&E sales	(10,000)	-
NET CASH FLOW (USED IN) PROVIDED BY INVESTMENT ACTIVITIES	(79,295)	(65,081)
FINANCING ACTIVITIES		
Loan repayment	(1,061,464)	-
NET CASH FLOW (USED IN) PROVIDED BY FINANCING ACTIVITIES	(1,061,464)	-
NET CASH (DECREASE) INCREASE	(6,204,143)	5,575,498

Notes 1 through 3 to the consolidated financial statements and notes 1 through 16 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002

Figures stated in pesos – See note 1

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Applicable accounting standards

The financial statements as of March 31, 2003, and 2002, have been prepared following CNV (Argentine Securities Commission) General Resolution No. 368 guidelines, within effective professional accounting standards with the restrictions and additions provided for in Resolution No. 434, which amended Exhibit I to Book No. 7 "Informative System" of such resolution and the discontinuance of the effects of changes in the currency purchasing power set forth by CNV General Resolution No. 441, as indicated in note 1 to the basic financial statements.

b) Valuation and disclosure method summary

The valuation and disclosure methods used in the consolidated financial statements are similar to those disclosed in note 1 to the stand-alone financial statements, except for the valuation of interests in subsidiaries, which in the current statements have been incorporated line by line following the method of FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 4 as amended by FACPCE Technical Resolution No. 19 with the applicable deletions.

c) Consolidation bases

Following the procedure established in FACPCE Technical Resolution No. 4 amended by Technical Resolution No. 19, MIRGOR S.A.C.I.F.I.A. has consolidated its financial statements as of March 31, 2003, December 31, 2002, and March 31, 2002, as the case may be, line by line with those of its subsidiary, Interclima Sociedad Anónima, where it holds majority voting rights.

Corporate control is as follows:

Subsidiary	Interest in the common stock and voting rights as of 03/31/03	Period-end
Interclima Sociedad Anónima	99.9667%	03/31/03

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See note 1

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

d) Financial statements used in consolidation

To prepare the financial statements as of March 31, 2003, and 2002, and those as of December 31, 2002, Interclima Sociedad Anónima's financial statements as of March 31, 2003, and 2002, were used, which rely on the limited review report issued by Pistrelli, Henry Martin y Asociados S.R.L. and Henry Martin, Lisdero y Asociados, respectively, and as of December 31, 2002, with Henry Martin, Lisdero y Asociados' audit, which have issued the related limited review report -dated May 19, 2003, with except-for qualifications and qualifications for unresolved uncertainties dated May 22, 2002-, and the audit report with except-for qualifications and qualifications for unresolved uncertainties dated March 10, 2003.

e) Changes in significant assets

	03/31/03 ARS	12/31/02 ARS
a) PP&E		
Balance at beginning of year	27,485,464	38,586,113
Additions	76,494	530,341
Retirements (net of depreciation)	(8,818)	(6,395,002)
Depreciation	(1,275,406)	(5,235,989)
Balance at end of year	26,277,734	27,485,463

	ARS	ARS
b) Intangible assets		
Balance at beginning of year	366,175	774,116
Amortization	(114,171)	(407,948)
Balance at end of year	252,004	366,168

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See note 1

NOTE 2 – MAIN ACCOUNT BREAKDOWN

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash		
On hand and imprest fund in Argentine currency	14,446	17,899
On hand in foreign currency	658,561	848,257
In banks in Argentine currency	1,307,671	7,789,049
In banks in foreign currency	5,828,542	294,750
	7,809,220	8,949,955
Short-term investments		
Securities and shares	587	591
Savings account and other in foreign currency	-	5,063,401
Savings account in Argentine currency and other	960	967
	1,547	5,064,959
Trade receivables		
In Argentine currency	13,640,733	8,225,134
In foreign currency	527,092	666,395
Allowance for doubtful accounts	(85,417)	(85,114)
	14,082,408	8,806,415
Taxes receivable		
VAT credit	783,261	1,006,753
Other	76,700	70,187
	859,961	1,076,940
Other receivables		
Notes receivable	1,059,680	1,513,368
Interest to be accrued	(105,143)	(78,248)
Miscellaneous receivables	-	284,635
Other	519,245	446,581
	1,473,782	2,166,336

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See note 1

NOTE 2 - MAIN ACCOUNT BREAKDOWN - Continued

	2003	**2002**
Inventories		
Manufactured products	9,785,646	11,336,141
Raw material	28,433,680	31,804,395
Raw material in transit	6,033,371	3,303,341
Stock at end of period	44,252,697	46,443,877
Prepayments to vendors in Argentine currency	509,036	804,366
Prepayments to vendors in foreign currency	1,601,594	759,267
Allowance for impairment in value	(6,147,132)	(7,191,783)
	40,216,195	40,815,727
NONCURRENT ASSETS		
Taxes receivable		
Compulsory savings	8,378	7,900
VAT credit	3,465,179	2,984,289
Minimum presumed income tax	1,391,731	1,273,669
Promotional benefits receivable	875,073	925,103
Other	427,108	375,679
	6,167,469	5,566,640
Other receivables		
Reimbursements in Argentine currency receivable	2,277,954	2,067,247
Notes receivable	2,863,800	3,410,035
Interest to be accrued	(359,238)	(469,490)
	4,782,516	5,007,792

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See note 1

NOTE 2 - MAIN ACCOUNT BREAKDOWN - Continued

	2003	2002
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables		
In local currency	5,955,508	6,359,492
In foreign currency	7,089,733	5,280,424
	13,045,241	11,639,916
Salaries, payroll and other taxes		
Employee benefits	340,388	494,668
Taxes payable	438,917	601,894
	779,305	1,096,562
Loans		
Financial loans in local currency	4,475,804	4,948,206
Financial loans in foreign currency	5,270,313	4,509,748
	9,746,117	9,457,954
Other	91,270	154,602
	91,270	154,602
NONCURRENT LIABILITIES		
Payables		
Loans		
Financial loans in local currency	2,647,135	2,807,948
Financial loans in foreign currency	10,444,700	14,028,757
	13,091,835	16,836,705

NOTE 3 – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

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EXHIBIT C

SHARES, DEBENTURES, OTHER SECURITIES ISSUED IN SERIES, AND INTEREST IN THE COMPANY FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

Figures stated in pesos – See Note 1(a)

	2003													2002
							Information on the issuer							
								Latest financial statements issued						
Securities name and features	Face values	Amounts	Cost values	Value by the equity method	Highest investment value	Book values	Main business	Date	Capital	Return for period	Equity	Interest % on capital stock		Book value
Current investments:														
BAESA	1.0	246	326,425			587								591
Total current investments						587								591
Companies under Law No. 19,550, Section 33 (subsidiaries and affiliates)														
INTERCLIMA Sociedad Anónima	1	11,996	8,815,917	11,277,692	21,465	11,299,157	Auto-part manufacturing and interchanges for air conditioning and heating equipment	12/31/02	12,000	(5,911,084)	10,600,948	99.97%		10,533,388
Total noncurrent investments						11,299,157								10,533,388
Total investments						11,299,744								10,533,979

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EXHIBIT H

INFORMATION REQUIRED BY LAW No. 19,550, SECTION 64 B(I) FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See Note 1(a)

	2003				2002
Accounts	**Production costs**	**Administrative expenses**	**Selling expenses**	**Total**	**Total**
Salaries and wages	897,756	485,569	86,136	1,469,461	2,100,302
Payroll taxes and employee benefits	165,376	139,784	22,811	327,971	527,241
Insurance	122,537	24,281	1,294	148,112	83,840
Fees and training expenses	35,050	75,035	6,585	116,670	170,230
Taxes, rates, and assessments	93,178	117,192	59,737	270,107	239,945
Other administrative expenses	-	372,759	-	372,759	581,322
PP&E depreciation	794,694	491,666	12,162	1,298,522	997,064
Intangible asset amortization	-	91,055	-	91,055	27,517
Other production expenses	311,381	-	-	311,381	363,855
Customs clearance and taxes	460,494	-	-	460,494	429,795
Shipping, handling and freight	1,571,668	-	125,984	1,697,652	1,161,794
Other selling expenses	-	-	98,618	98,618	119,664
Total 2003	4,452,134	1,797,341	413,327	6,662,802	
Total 2002	4,357,564	2,023,825	421,180		6,802,569

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BALANCE SHEET AS OF MARCH 31, 2003, AND 2002
Figures stated in pesos – See note 1(a)

	2003	**2002**
ASSETS		
CURRENT ASSETS		
Cash – Note 2	7,155,056	8,140,586
Short-term investments – Note 2	1,547	5,064,959
Trade receivables – Note 2	13,465,288	8,120,841
Taxes receivable – Note 2	675,802	906,803
Other receivables – Note 2	1,459,691	1,864,324
Inventories – Note 2	38,316,458	38,774,595
TOTAL CURRENT ASSETS	61,073,842	62,872,108
NONCURRENT ASSETS		
Long-term investments	11,299,157	10,533,388
Taxes receivable – Note 2	2,768,521	2,643,206
Other receivables – Note 2	3,487,288	3,867,128
Property, plant and equipment	23,847,688	24,926,314
Intangible assets	175,136	266,185
TOTAL NONCURRENT ASSETS	41,577,790	42,236,221
TOTAL ASSETS	102,651,632	105,108,329

The accompanying notes 1 to 16 are an integral part of these financial statements.

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BALANCE SHEET AS OF MARCH 31, 2003, AND 2002 - Continued
Figures stated in pesos – See note 1(a)

	2002	2001
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables – Note 2	12,039,957	10,190,234
Salaries, payroll and other taxes – Note 2	697,705	1,015,461
Loans – Note 2	9,746,117	9,457,954
Customer prepayments	7,596,989	6,423,746
Other – Note 2	1,889,274	1,459,414
Total Liabilities	31,970,042	28,546,809
Provisions	163,780	1,042,593
TOTAL CURRENT LIABILITIES	32,133,822	29,589,402
NONCURRENT LIABILITIES		
Payables		
Loans – Note 2	13,091,835	16,836,705
TOTAL NONCURRENT LIABILITIES	13,091,835	16,836,705
TOTAL LIABILITIES	45,225,657	46,426,107
SHAREHOLDERS' EQUITY	57,425,975	58,682,222
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	102,651,632	105,108,329

The accompanying notes 1 to 16 are an integral part of these financial statements.

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STATEMENT OF INCOME FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	2003	2002
Net sales (including VAT benefits amounting to 2,183,344 and 2,156,864) – Note 5(e)	17,765,999	15,502,123
Cost of goods sold	(16,859,730)	(14,150,512)
GROSS REVENUES	906,269	1,351,611
Administrative expenses	(1,759,598)	(1,982,661)
Selling expenses	(407,642)	(420,108)
Other (expense) / income – Note 2	(835,383)	133,625
Financial income (expense) and holding gains (losses)		
From assets – Note 4	(3,025,544)	39,716,008
From liabilities – Note 4	3,099,882	(38,428,344)
Ordinary income (loss) from long-term investments	765,769	1,109,332
NET (LOSS) INCOME FOR THE PERIOD	(1,256,247)	1,479,463
NET (LOSS) EARNINGS PER SHARE – NOTE 14	(0.0628)	0.074(

The accompanying notes 1 to 15 are an integral part of these financial statements.

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STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	2003											2002
							Appropriated retained earnings					
DETAIL	Capital stock	Capital stock adjustment	Noncapitalized contributions	Noncapitalized contribution adjustments	Issuance premiums	Total	Legal reserve	Other reserves (*)	Total	Unappropriated retained earnings	Total	Total
Balances at beginning of year	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	46,855,986	60,610,549	54,699,676
Balance modification-Note 15										(1,928,327)	(1,928,327)	
Modified balances at beginning of year	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	44,927,659	58,682,222	54,699,676
										(1,256,247)	(1,256,247)	1,479,463
Balances as of March 31, 2003	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	43,671,412	57,425,975	
Balances as of March 31, 2002	2,000,000	2,584,244	497	407	3,904,814	8,489,962	1,697,993	54,889	1,752,882	45,936,295		56,179,139

(*) See note 3(b)

The accompanying notes 1 to 16 are an integral part of these financial statements.

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STATEMENT OF CASH FLOWS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	2003	2002
CHANGES IN CASH		
Cash at beginning of year	13,204,954	3,716,706
Cash at end of period	7,156,016	9,273,800
Cash (decrease) increase	(6,048,938)	5,557,094
SOURCES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Ordinary (loss) income for the period	(1,256,247)	1,479,463
Adjustments to reach net cash flows deriving from operating activities		
PP&E depreciation and intangible assets amortization	1,234,967	906,775
Gain (loss) from PP&E sale	10,000	-
Allowance for impairment in value of inventories (net effect)	(1,049,516)	2,576,070
Income from long-term investments	(765,769)	(1,109,332)
Contingency provision	11,108	5,651,606
Impairment in value of PP&E advances from exposure to inflation	1,585	-
Changes in operating assets and liabilities:		
Trade receivables	(5,344,447)	(5,430,389)
Inventories	1,507,653	(33,180,994)
Trade payables	1,849,723	12,654,613
Loans	(2,395,243)	19,681,785
Salaries, payroll and other taxes (net of receivables)	(212,070)	(1,035,909)
Customer prepayments	1,173,243	3,681,358
Other	1,214,331	(263,817)
Allowances and provisions	(889,921)	-
NET CASH FLOW (USED IN) PROVIDED BY OPERATING ACTIVITIES	(4,910,603)	5,611,229

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STATEMENT OF CASH FLOWS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	2003	2002
INVESTMENT ACTIVITIES		
PP&E acquisition	(66,871)	(54,135)
Revenues from PP&E sales	(10,000)	-
NET CASH FLOW USED IN INVESTMENT ACTIVITIES	(76,871)	(54,135)
FINANCING ACTIVITIES		
Loan repayment	(1,061,464)	-
NET CASH FLOW USED IN FINANCING ACTIVITIES	(1,061,464)	-
NET CASH (DECREASE) INCREASE	(6,048,938)	5,557,094

The accompanying notes 1 to 16 are an integral part of these financial statements.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Restatement in constant pesos

The financial statements recognize the effects of the changes in the currency purchasing power until February 28, 2003, following the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6 through the use of adjustment rates deriving from the domestic wholesale price index (domestic WPI) of the INDEC (Argentine Institute of Statistics and Censuses). Based on Executive Order No. 664/03 and CNV (Argentine Securities Commission) General Resolution No. 441, the Company stopped applying such method and, consequently, it did not recognize the effects of variations in the currency purchasing power occurred as from March 1, 2003. Under professional accounting standards this method is still effective. The effects of failing to recognize such variations have not been significant with respect to the financial statements as of March 31, 2003.

Under the abovementioned method, the accounting measurements were restated based on the changes in the purchasing power of the currency through August 31, 1995. As from such date, based on the economic stability conditions prevailing in Argentina and as required by CNV General Resolution No. 272 and accepted by professional accounting standards, the accounting measurements were not restated until December 31, 2001. Under CNV General Resolution No. 415, the restatement method was reinstated for periods as from January 1, 2002, considering the measurements taken before such date as stated in December 31, 2001, currency and, according to CNV Resolution No. 441, it was discontinued as from March 1, 2003.

The information submitted for comparative purposes with respect to the financial statements as of March 31, 2002 (statements of income, changes in shareholders' equity and cash flows), has not considered the effects of the variations in the currency purchasing power since the CNV did not admit the recognition of inflation effects at that time, which was regulated by Resolution No. 415 dated July 25, 2002. On the other hand, such information has been restated based on the domestic WPI variation between March 31, 2002, and February 28, 2003, as set forth by CNV Resolution No. 415. Consequently, the information submitted for comparative purposes with respect to the financial statements as of March 31, 2002, is inaccurate due to the effects of the decrease in the currency purchasing power during the abovementioned period (January 1 to March 31, 2002).

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

b) New accounting standards applied to financial statements preparation and presentation

On January 14, 2003, the CNV issued General Resolution No. 434, effective for fiscal years beginning as from January 1, 2003, which adopted, subject to certain exceptions, the new accounting standards issued by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires), which approved FACPCE Technical Resolutions Nos. 16 through 20, as amended by Resolutions CD Nos. 238/01, 243/01, 261/01, 262/01 and 187/02 and CPCECABA Resolution MD No. 32/02.

Such accounting standards introduce changes in the methods to measure the Company's financial position and results of operations as well as new disclosure requirements. The changes that may be more relevant to the Company are: the determination of the current value of its tax credits, income tax quantification through the deferred tax method, restrictions on the recognition of intangible assets and other disclosure aspects, such as earnings per share, as explained in each related item.

The effects of the changes in the accounting standards at the beginning of the first year of their application have been retroactively booked, i.e. prior-year income (loss) have been affected, as indicated in note 15.

c) Accounting disclosure methods

As from this period, and as required by FACPCE Technical Resolution No. 19, the Company changed the presentation of comparative financial statements since, until the prior fiscal year, the comparison was made with the same prior-year period. Now the balance sheet is presented comparatively with that as of the last fiscal year-end (December 31, 2002) and the statements of income, changes in shareholders' equity and cash flows with those of the same period the prior year (March 31, 2002). Although new professional standards require adjusting the financial statements presented for comparative purposes to the new accounting standards adopted, based on practicality and timeliness, the Company's Management decided to disregard such effects as of March 31, 2002. Consequently, the information comparability is affected.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - *Continued*

d) Valuation methods

The main valuation methods used to prepare the financial statements:

- Cash, current investments, trade receivables, other receivables and liabilities:

  In Argentine pesos: at nominal value at end of the period including, as the case may be, explicit and imputed interest accrued as of such dates, as the case may be, which has been determined by calculating the discounted value of cash flows, following the methods under CPCECABA Resolution MD No. 32/02.

  In foreign currency: at nominal value in foreign currency plus explicit and imputed interest accrued as of period – end, converted at the exchange rates effective as of such dates to convert such transactions. The foreign exchange differences were charged to income for the fiscal period or year, as the case may be.

  Other receivables and payables in local currency (except for deferred tax amounts): they have been valued at their estimated value deducted from the amount receivable or payable taking into account the methods under CPCECABA Resolution MD No. 32/02.

- Inventories

  Raw materials (including those in transit) were valued at replacement cost at end of the period, considering the cash prices for usual purchase amounts. In addition, imported goods are valued at replacement cost at the foreign exchange rate effective at end of the period.

  The products manufactured were valued at reproduction cost at end of the period limited by the net realization value thereof.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

- Long-term investments:

  Companies subsidiaries and affiliates under Argentine Business Associations Law No. 19,550 section 33: at their equity value as set forth by Technical Resolution No. 5 of the FACPCE, as amended by Technical Resolution no. 19, which was calculated based on Interclima S.A.'s financial statements as of March 31, 2003, audited by Pistrelli, Henry Martín y Asociados S.R.L. on which, a limited review report was issued on May 19, 2003.

  On the other hand, the adjustments necessary to adopt the valuation methods used by the subsidiary to those used by the Company, including an increase in the market value of the former's PP&E as compared to the books, which was included as investment value, were carried out upon calculating the value by the equity method.

  Income from the interest in the subsidiary is included in a separate line in the statement of income. Refer to income tax paragraph b).

- PP&E

  PP&E have been valued at cost restated using the GWPI (general wholesale price index) through August 31, 1995, and WPI for the period from January 1, 2002, to February 28, 2003, as mentioned in note 1(a), less the related accumulated depreciation. Depreciation is calculated applying constant rates on the basis of the estimated useful life of the related assets. The assets subject to lease have been included in this account.

  The net book value of PP&E was reviewed to verify whether it has been impaired whenever there were events or changes in circumstances indicating that the value booked cannot be recovered. Should there be any hint and book values exceed the estimated recoverable value, the assets or activities generating cash would be reduced up to the recoverable amount. The PP&E recoverable amount is equivalent to the higher of net realization value end the value in use. Upon determining the value in use, a first comparison should be made with the estimated future cash flows without any deduction. Should the value of cash flows exceed its net realization value and be lower than the net book value, the discounted flow and the net realization value should be compared again to determine the PP&E recoverable value and determine the impairment in value to be booked, as the case may be. Losses from impairment in value are recognized in the statement of income.

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

- Intangible assets

  Until December 31, 2002, research and development expenses and licenses related to new products were included in this item, valued at their replacement cost restated in constant pesos by using the GWPI through August 31, 1995, and WPI for the period from January 1, 2002, through February 28, 2003, as mentioned in note 1(a), less the related accumulated amortization. These amounts are amortized applying constant rates to extinguish such values over a three-year period as from the launch of the new products, which will be amortized based on alternative a(2) set forth under section 8(2)3 of Technical Resolution No. 17, i.e. during the remaining useful life.

  As from the effective date of the new technical resolutions mentioned in note 1(b), research and development expenses will be charged to income for the period in which they are incurred.

- Allowances:

  a) Doubtful accounts: to offset and make trade receivables adequate on an individual analysis basis of those presenting uncollectibility rates.

  b) Impairment in value: calculated on the basis of the recoverable value of deteriorated, obsolete or slow-moving items.

- Provisions:

  Contingencies: see note 11.

- Shareholders' equity accounts:

  Restated until February 28, 2003, in accordance with the method described in point (a) of this note, except for the "Capital stock – Face value" account, which was booked at original value. The adjustment resulting from the restatement as of August 31, 1995, and February 28, 2003, is disclosed in the "Capital stock adjustment" account.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES – Continued

- Statement-of-income accounts

Statement-of-income accounts have been aged by monthly period and subsequently adjusted until February 28, 2003, as indicated in note 1(a).
Income (loss) from long-term investments was calculated by the equity method using the Company's interest percentage on the subsidiary's income (loss) for the same period deducting intercompany gains (losses). In addition, this account includes the adjustments necessary to make the valuation methods of the abovementioned company consistent with those of the subsidiary.

Financial income (expense) and holding gains (losses) include both foreign exchange differences, as well as gain (loss) from inventory holdings, interest, and gains (losses) from exposure to inflation.

Imputed financial components included in income-statement accounts were segregated.

- Income tax – Tax on minimum presumed income (TOMPI)

a- Status of Mirgor S.A.

During the current period, the Company did not accrue income tax since taxable income resulted in a NOL under current regulations.

As from this period and as a result of the implementation of the new accounting standards mentioned in paragraph (b) of this note, income tax is booked following the liabilities deferred tax method for all the temporary differences existing as of the balance sheet date between assets and liabilities tax bases and their amounts booked in these financial statements, as set forth under FACPCE Technical Resolution No. 17.

Deferred income tax assets are recognized whenever there are differences that reduced future taxes and accumulated prior-year NOLs that have not been used, to the extent that there could be taxable income available to be offset against them. The book value of deferred income tax assets is reviewed upon preparing the financial statements and it is reduced to the extent that there was no possibility of sufficient taxable income that could be fully or partially offset against deferred income tax assets.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Based on the enforcement entity's regulations, deferred income tax assets and liabilities have been valued at nominal value and quantified at the rates expected to be applied to the period in which assets are realized and liabilities are settled considering the regulations enacted as of the date of the financial statements, and they are disclosed in noncurrent liabilities or assets, as the case may be.

The professional accounting standards approved by the CPCECABA set forth that deferred taxes receivable and payable should be valued at their discounted value using market rates effective at end of the period or fiscal year. The effect of such discount on shareholders' equity as of March 31, 2003, and income (loss) for the three-month period then ended has not been significant with respect to these financial statements, taking into account the comments below.

Considering the existence of NOLs, the Company carries deferred tax assets amounting to ARS 3,624,378, the value of which has been impaired by 100%, taking into account the difficulties of the current market to guarantee the possibility to recover such assets, with taxable income.

Such deferred taxes expire as follows:

Year of origin	NOL	Deferred tax	Expiration year
1998	59,517	20,830	2003
2000	323,527	113,234	2005
2001	119,008	41,653	2006
2002	9,853,317	3,448,661	2007
Total	**10,355,369**	**3,624,378**	

The Company did not accrue TOMPI since it was included in the system under Competitiveness Law (see note 5), whereby the Company was exempted from such tax through June 30, 2003.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

b- Status of the subsidiary ICSA

Interclima S.A. has accrued income tax since it understands that the tax adjustment for inflation set forth in Income Tax Law should be applied taking into account Argentine current macroeconomic conditions.

The Company prepared and filed the 2002 income tax return, containing such adjustment, by which NOLs amounting to about ARS 5,200,000 were determined.

Should the tax adjustment for inflation not be made, the Company would have determined income tax amounting to about ARS 260,000 (after computing prior-year NOLs) and ARS 50,000 for the current period.

Interclima S.A. filed a legal remedy to obtain judicial protection since it understands that due to the high inflation that affected fiscal year 2002, section 39 of Law No. 24,073 dated 1992 should be abrogated. This section established an index applicable to the tax adjustment for inflation amounting to 1.00 (one) and suspended the application of such adjustment on taxable income in practice, as it had been regulated within an economic context that differed completely from fiscal year's 2002. Consequently, these liabilities (ARS 310,000) have not been booked in the financial statements as of March 31, 2003; thus, such lower value is not considered in the investment.

c- Statement of cash-flows

Under FACPCE Technical Resolution No. 19, the statement of cash flows is included as an individual statement. The Company prepared such statement following the indirect methods on the basis of net income (loss) adding or subtracting, as the case may be, the accounts involved in the assessment thereof but not affecting the cash and changes in assets and liabilities as well as the net cash flow "provided by" or "used in" "investment" and "financing" activities. The Company has considered "Cash" to be formed by cash plus readily convertible investments (original placements of less than three months).

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN

	2003	2002
CURRENT ASSETS		
Cash		
On hand and imprest fund in Argentine currency	11,249	10,236
On hand in foreign currency	7,594	46,551
In banks in Argentine currency	1,307,671	7,789,049
In banks in foreign currency	5,828,542	294,750
	7,155,056	8,140,586
Short-term investments		
Securities and shares	587	591
Savings account and other in foreign currency	0	5,063,401
Savings account and in Argentine currency and other	960	967
	1,547	5,064,959
Trade receivables		
Trade receivables	13,550,705	8,205,955
Allowance for doubtful accounts	(85,417)	(85,114)
	13,465,288	8,120,841
Taxes receivable		
VAT credit	655,132	883,273
Other	20,670	23,530
	675,802	906,803
Other receivables		
Notes receivables	1,059,680	1,513,368
Interest to be accrued	(105,143)	(78,248)
Other	505,154	429,204
	1,459,691	1,864,324

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN - Continued

	2003	2002
Inventories		
Manufactured products	9,384,907	11,096,316
Raw material	27,092,657	30,047,273
Raw material in transit	5,666,967	2,915,940
Stock at end of period	42,144,531	44,059,529
Prepayments to vendors in Argentine currency – Note 8	488,065	785,426
Prepayments to vendors in foreign currency	1,463,973	759,267
Allowance for impairment in value	(5,780,111)	(6,829,627)
	38,316,458	38,774,595
NONCURRENT ASSETS		
Taxes receivable		
Compulsory savings	8,355	7,879
VAT credit	342,443	321,286
Minimum presumed income tax	1,391,731	1,273,669
Promotional benefits receivable – Note 5(c)	875,073	925,103
Other	150,919	115,269
	2,768,521	2,643,206
Other receivables		
Reimbursements in Argentine currency receivable – Note 5	982,726	926,583
Notes receivable	2,863,800	3,410,035
Interest to be accrued	(359,238)	(469,490)
	3,487,288	3,867,128
CURRENT LIABILITIES		
Payables		
Trade payables		
In local currency	5,105,120	5,307,147
Companies under Section 33, Law No. 19,550 (subsidiaries and affiliates) – Note 8	234,450	-
In foreign currency	6,700,387	4,883,087
	12,039,957	10,190,234

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN - Continued

	2003	**2002**
Salaries, payroll and other taxes		
Employee benefits	310,130	468,278
Taxes payable	387,575	547,183
	697,705	1,015,461
Loans		
Financial loans in local currency	4,475,804	4,948,206
Financial loans in foreign currency	5,270,313	4,509,748
	9,746,117	9,457,954
Other payables		
Companies under Section 33, Law No. 19,550 (subsidiaries and affiliates) – Note 8	1,798,004	1,304,812
Other	91,270	154,602
	1,889,274	1,459,414
NONCURRENT LIABILITIES		
Loans		
Financial loans in local currency	2,647,135	2,807,948
Financial loans in foreign currency	10,444,700	14,028,757
	13,091,835	16,836,705
OTHER EXPENSE / INCOME		
Inventory difference	(890,743)	-
Other	55,360	133,625
	(835,383)	133,625

NOTE 3 – CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY

a) Capital structure

As provided for in the amendments to the Company's articles of incorporation approved by the Special Shareholders Meeting held May 27, 1994, the Company's capital stock was increased from 3.20 to 2,000,000.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 3 –CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY - Continued

The capital stock is represented by 20,000,000, registered, subscribed, paid-in, book-entry shares of common stock, face value 0.10.

The Company's shares were converted into three classes as detailed below:

Class	
A	Entitled to three (3) votes each
B	Entitled to three (3) votes each
C	Entitled to one (1) votes each

Class A, B, and C shares are entitled to the same dividend collection rights.

The capital structure as of March 31, 2003, and 2002, was:

Class	Number
A	5,200,000
B	5,200,000
C	9,600,000
TOTAL	20,000,000

b) Other reserves - For future dividends

This account includes the decisions made by the Shareholders' Meetings held May 24, 1995, May 22, 1998, and April 29, 1999, approving the setting of reserves for future dividends in the amounts of 18,784,406, 7,693,924, and 8,353,403, respectively. The Board of Directors would thus be free to allocate such amounts to cash dividend payments, as deemed appropriate. On July 14, 1995, May 12, 1998, December 13, 1999, July 18, 2000, and December 15, 2002, the Board of Directors approved the payment of 9,368,077; 9,342,622; 3,846,962; 4,176,701; and 4,176,701, respectively.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 4 – BREAKDOWN OF FINANCIAL INCOME (EXPENSE) AND HOLDING GAINS (LOSSES)

For the periods ended March 31, 2003, and 2002, this account breaks down as follows:

	2003 Provided by		2002 Provided by	
	Assets	Liabilities	Assets	Liabilities
	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain
Interest	428,579	(540,478)	16,026	(1,469,188)
Foreign exchange difference	(589,169)	3,700,075	4,135,107	(36,959,156)
Holding gains (losses) - Inventories	(3,388,718)	-	40,106,534	-
Allowances / provisions	411,248	-	(5,294,589)	-
Gain (loss) on exposure to inflation	155,743	(59,715)	-	-
Current investments and tax credits – Note 5(c)	(43,227)	-	752,930	-
Subtotal	(3,025,544)	3,099,882	39,716,008	(38,428,344)
Total	74,338		1,287,664	

NOTE 5 – TAX SYSTEM

The Company has been included in the following systems:

- Industrial promotion system under Law No. 19,640 of 1972 to operate in the Province of Tierra del Fuego. In this sense, the Company is entitled to certain tax and customs benefits through 2013. Such benefits include:

Figures stated in pesos – See Note 1.a)

NOTE 5 – TAX SYSTEM – Continued

a) Income tax: The Federal Executive issued Decree No. 1,395/94 whereby, as from September 1, 1994, 85% (see effect of Presidential Decree No. 615/97) of the price paid by customers out of the earnings related to the Province of Tierra del Fuego would be income-tax exempt (whose rate is 35%).

b) Value-added tax (VAT): as from April 1995, the Company's sales would be subject to 21% VAT to be charged to the customers of Mirgor S.A.C.I.F.I.A.

   Presidential Decree No. 1,395/94 provided that presumed VAT credits computable as from September 1, 1994, would be equivalent to the amount resulting from applying the VAT rate on 61.11% (see effect of Presidential Decree No. 615/97) of the net sales price to customers. Therefore, the tax obligation shrank by 8% thereof as from April 1995.

c) Under Law No. 23,697, the Federal Government suspended the tax benefits during 1989 and 1990. Thus, the Company made payments on account of capital tax and VAT which, under such law, would be reimbursed to the Company through negotiable tax credit certificates.

   DGI (Argentine tax bureau) General Resolution No. 3,838/94 provided for the procedure to obtain the tax credit certificates mentioned above. The Company booked such credits in the amount of 1,511,787.90 based on the difference of the amount originally booked and that requested on July 27, 1995, under the valuation methods disclosed in the resolution.

   On September 17, 1996, the DGI issued an opinion recognizing a larger amount in favor of the Company (2,194,141.37) (un-restated historical value) as a result of the adjustment rate for the prior month used by the Company in the original filing. In addition, the Company booked a 148,853.37 (un-restated historical value) credit related to the reimbursement of VAT – Vendors to be requested under the VAT on exports recovery system.

   Considering that, on May 2, 1996, the Ministry of Economy issued Resolution No. 580/96 and that the credits are previous to April 1, 1991, the Company decided to book the recognized credit at the listed price effective as of each period-end of BOCONS (Debt Consolidation Bonds) issued under Law No. 23,982, as supplemented.

   On May 19, 1997, the DGI provisionally recognized the amount indicated above.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 5 – TAX SYSTEM – Continued

d) Customs duties (amounting to about 15% for the Company) and the statistical rate (equivalent to 3%) of all imported inputs used for operation in Tierra del Fuego which, under the benefits granted by Law No. 19,640, are not paid by the Company.

e) The amounts saved by the Company considering the items mentioned in points (b) and (d) are:

	Periods ended	
	March 31, 2003	March 31, 2002
Value-added tax	2,183,344	2,156,864
Customs duties and statistical rate (approximate amounts)	1,948,229	572,325

Although the Tierra del Fuego location provides the Company with certain promotional benefits, as described above, such situation means incurring increased costs such as: salaries, communications, freight, leases and trips, among others.

Presidential Decree No. 615/97 dated July 7, 1997, amending Presidential Decree No. 1,395/94 reinstated certain tax benefits granted under Industrial Promotion Law. Based on such decree, the presumed VAT credit computable as from August 1, 1997, is equivalent to the amount resulting from applying the VAT rate (effective at the time of sale) on the net sale price to the customer. In addition, the income tax method was amended as well since the sales carried out from the Province of Tierra del Fuego to the Argentine continental territory are 100% income-tax exempt, as provided for in Law No. 19,640, Section 4(a).

Considering the benefits deriving from this note, the Company does not need to meet additional requirements, except for performing the related activities in Tierra del Fuego.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 5 – TAX SYSTEM – Continued

As regards the rebates to be collected in Argentine currency on account of exports from the mainland to the Tierra del Fuego island, owing to delays in payment by the Federal Government, the Company filed a series of requests with the Customs Authority (Promotional Systems Section) to collect such amounts. As of the date of issuance of these financial statements, although unfavorable administrative resolutions were issued, the Company's legal counsel understands that the transactions carried out by virtue of Law No. 19,640 and, therefore, the collection of rebates set forth by regulations is applicable. Such unfavorable resolutions were challenged; thus, the proceedings are in the Customs Legal and Technical Department in order to issue an opinion thereon.

- Competitiveness: established by Presidential Decree No. 730/01 to improve competitiveness and foster employment in Argentina. The main benefits established by the companies adhering to such system are:
  a) Full corporate indebtedness tax exemption;
  b) Full TOMPI exemption;
  c) Computation as VAT credit of the amounts paid on account of employer contributions to the SUSS (Single Social Security System).

  The benefits mentioned in (a) have been effective since August 31, 2001; those in (b) and (c) have been effective since July 1, 2001. In the case of (a) and (b), the benefits will remain in effect through June 30, 2003, while those under (c) ended on November 30, 2001.

NOTE 6 – MAJOR CUSTOMERS AND LICENSE AGREEMENTS

For the years ended March 31, 2003, and 2002, the Company's sales to its most important customers were:

	2003	2002
Volkswagen Argentina S.A.	58%	60%
Renault Argentina S.A.	16%	-
General Motor Argentina	11%	12%
Mercedes Benz	7%	7%
Peugeot Citroen Argentina S.A.	4%	12%

A significant portion of the Company's products are carried out under license agreements executed with Valeo Thermique Habitacle.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 7 – PARENT COMPANY

Parent Company: Il Tevere S.A.
Registered office: Paseo Colón 221, Piso 2 – Buenos Aires
Main business: holding company
Voting rights: 76.47%
Shareholdings: 52%

On July 15, 1996, the transfer of 40% of Il Tevers S.A.'s shares in favor of Valeo Climatisation, indirect shareholders of 20.8% of the capital stock and 30.59% of the voting rights of MIRGOR S.A.C.I.F.I.A. On March 6, 1998, 10% of the shares of Il Tevere S.A. was transferred to Valeo Climatisation; thus the interest in MIRGOR S.A.C.I.F.I.A. was increased to 26%.

NOTE 8 – TRANSACTIONS WITH COMPANIES UNDER LAW No. 19,550, SECTION 33 (SUBSIDIARIES AND AFFILIATES)

During the course of the fiscal years ended March 31, 2003, and 2002, the Company performed merchandise purchase transactions and other transactions with its subsidiary in the amount of (155,700) and 43,356, respectively.

On August 20, 1998, the Company's Board of Directors decided to make irrevocable contributions on account of future capital increases totaling 3,000,000 in INTERCLIMA S.A. through part of the receivable from such company.
In addition, on November 29, 1999, the Company's Board of Directors decided to make another irrevocable contribution on account of future capital increases in the amount of 4,500,000 in INTERCLIMA S.A. through the receivable from such company.

As of March 31, 2003, and 2002, the balances in favor of MIRGOR and/or INTERCLIMA S.A. amounted to:

	2003	2002
Prepayments to vendors - Current	-	49,476
Current trade payables	(234,450)	-
Other payables – Current	(1,798,004)	(1,304,812)
Payables to companies under Law No. 19,550, Section 33 – Noncurrent	-	-
Total	(2,032,454)	(1,255,336)

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 9 – INCOME TAX WITHHOLDING ON DIVIDENDS

When dividends are paid in excess of taxable income as provided for in Income Tax Law, a single and definitive 35% amount shall be withheld. Based on the unnumbered section subsequent to Section 69 of Income Tax Law, the Company need not withhold any amount on such account.

NOTE 10 – STAMPED AND SEALED BOOKS

The books which were stamped and sealed after the related transactions are:

Journal No.	Stamped and sealed	Period transactions
33	March 14, 2002	11/20/01 to 12/31/01
34	March 14, 2002	01/01/02 to 03/15/02
35	May 15, 2002	03/15/02 to 05/15/02
37	February 21, 2003	07/01/02 to 08/28/02
38	February 21, 2003	08/28/02 to 09/30/02
39	March 11, 2003	10/01/02 to 11/22/02
40	March 11, 2003	11/23/02 to 12/31/02

Owing to administrative issues, the transactions related to the period January 1 through March 31, 2003, have not as yet been transcribed in loose-leaf pages meeting the requirements provided for in Regulation No. 105/94 issued by the DPJ (regulatory agency of business associations of the Province of Tierra del Fuego).

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 11 – RECENT SIGNIFICANT ECONOMIC EVENTS

Since early December 2001, Argentine authorities implemented a number of monetary and foreign exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions, which in some cases are subject to the approval from the BCRA (Central Bank of Argentina). Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Public Emergency and Foreign Exchange System Reform Law No. 25,561, which introduced dramatic changes to the economic model implemented until that date and that amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the medium term.

Presidential Decree No. 71/2002 and BCRA Communiqué "A" 3,425, as amended, established an "official" foreign exchange system, mainly for exports, certain imports, and bank debts, and a "freely-floating" foreign exchange market for the rest of the transactions. The "official" exchange rate was fixed at ARS 1.4 to USD 1, and the "freely-floating" exchange rate as of the closing of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from ARS 1.60 to ARS 1.70 to USD 1 (selling rate).

Other regulations were issued subsequently, which further amended the new regulations then in effect, such as: consolidation of exchange markets into a "free" market; de-dollarization of U.S. dollar-denominated deposits with Argentine financial institutions at the ARS 1.40-to-USD 1 exchange rate, and of all U.S. dollar-denominated obligations assumed as of January 6, 2002, in Argentina at the ARS 1-to-USD 1 exchange rate; de-dollarization of utility rates which were formerly agreed upon in US dollars, and subsequent renegotiation thereof on a case-by-case basis; prior authorization from the B.C.R.A. to transfer funds abroad to service the principal and interest of financial loans; suspension of unjustified dismissals, to expire in early 2003; and suspension of dissolution causes due to loss of capital stock and mandatory reduction thereof provided by Argentine Business Associations Law.

Upon preparing the financial statements, Management especially took into account Presidential Decrees Nos. 214/2002, 410/2002 and Resolution (A) 3,561 of the BCRA (amending Resolution (A) 3,507) regarding the currency to settle liabilities in U.S. dollars. However, the abovementioned regulations give rise to different interpretations regarding the method used to determine the liabilities that became subject to the conversion into pesos.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 11 – RECENT SIGNIFICANT ECONOMIC EVENTS - Continued

In this regard, as of the issuance date of these financial statements, the Company is documenting (signing final agreements) certain contracts.

Taking into account the comments in the previous paragraphs and considering the development expected for negotiations with financial institutions, the Company's Management decided to book a reserve for financial contingencies amounting to ARS 164,000, which should not differ significantly from expected final income (loss). Such contingency has been booked in income (loss) for the year 2002 and included in financial income (expense) and holding gains (losses) -actual interest-, with contra to contingency provisions in current liabilities.

At the same time, the Company and its subsidiary carry tax credits, reimbursements receivable and other receivables from Government amounting to ARS 8.0 million disclosed in noncurrent assets, the future recoverability of which depends both on the Government's possibilities to revert the declaration of its payment default and the generation of taxable income, which are affected by the Argentine market uncertainty in general.

NOTE 12 – BANK LOANS – RESTRICTION ON EARNINGS ALLOCATION

The Company was granted a loan by Citibank N.A. amounting to USD 840,000, over a 28-month term. Interest will be paid at LIBOR plus a monthly 6% spread p.a. and from Banco Francés BBVA amounting to USD 1,000,000 to be paid in 14 monthly installments with interest at LIBOR over 30 days plus 500bp. These loans taken by the Company imply that it should meet certain terms and conditions, especially those related to keeping some ratios in its quarterly financial statements, especially those aimed at measuring the liabilities to interest paid ratio, as well as those related to keeping limits on the Company's indebtedness, which should not exceed USD 25 million in the case of the loan from Citibank N.A. Additionally, the Company agreed not to distribute dividends during the term of the loan and not to make annual repayments to the BNP exceeding 25% of the Company's total payable to such bank upon the restructuring. Additionally, the Company has assumed certain commitments normal in this kind of restructuring. In the opinion of Management, the Company is meeting with repayment agreements, as referred to above.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 13 – INCOME TAX

The applicable income tax rate has not varied in the period under analysis.

The reconciliation between income tax expenses applicable to income generated by operating activities before income tax at the statutory rate and the income tax expense at the actual income tax rate for the period ended March 31, 2003, was as follows:

	$
Loss from operating activities before income tax	(1,256,247)
At the income tax statutory rate	439,686
Income (loss) not subject to income tax	
Permanent differences:	
Special customs area activity	(763,305)
Income from long-term investments	268,019
Assets from recovered NOLs	55,600
Income tax	-

Deferred income tax

Deferred income tax as of March 31, 2003, is related to:

	$
Tax Payable	-
Current deferred assets	
Allowance for impairment in the value of stock	184,906
Allowance for bad debts	2,732
NOLs	(187,638)
Current deferred assets	-

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 14 – EARNINGS PER SHARE

Earnings per share (basic and diluted) are calculated by dividing the net income (loss) for the period related to common shares by the weighted average cost of outstanding common shares during the same period. No transactions involving common shares or possible common shares have been performed as from the information issuance date until the conclusion of these financial statements.

NOTE 15 – CHANGES IN PRIOR-YEAR INCOME (LOSS)

During this period, as a result of applying new accounting standards effective as from January 1, 2003, as indicated in note 1(b), the Company booked such impact on accumulated income (loss) as from December 31, 2002.

The total loss amounted to ARS 1,928,327, which is mostly related to the valuation of financial assets and liabilities at the current net value of the amount receivable or payable, as the case may be, and with the recognition of payables to vendors.

NOTE 16 – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (U.S. "SEC")
FILE N° 82-3941



SOCIEDAD ANÓNIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA.

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

ESTADOS CONTABLES POR EL PERIODO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 31 DE MARZO DE 2003

CONJUNTAMENTE CON EL INFORME DE REVISION LIMITADA

Y DE LA COMISIÓN FISCALIZADORA.

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

INFORME DE REVISIÓN LIMITADA DE ESTADOS CONTABLES DE PERIODO INTERMEDIO

A los Señores Presidente y Directores de
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

1. Hemos efectuado una revisión limitada del estado de situación patrimonial adjunto de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria al 31 de marzo de 2003 y los correspondientes estados de resultados, de evolución del patrimonio neto y de flujo de efectivo por el período de 3 meses finalizado en esa fecha. Asimismo, hemos efectuado una revisión limitada del estado de situación patrimonial consolidado adjunto de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada al 31 de marzo de 2003 y los correspondientes estados consolidados de resultados y de flujo de efectivo por el período de 3 meses finalizado en dicha fecha, que se exponen como información complementaria. Dichos estados contables son responsabilidad de la Dirección de la Sociedad.

2. Nuestra revisión fue realizada de acuerdo con las normas de la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas aplicables a la revisión limitada de estados contables de períodos intermedios. De acuerdo con dichas normas, una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de una revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión.

3. Tal como se indica en la nota 11 a los estados contables mencionados, la sociedad posee créditos fiscales y créditos con el Estado cuya recuperabilidad se encuentra afectada por la crisis económica referida en dicha nota. Asimismo, la sociedad se encuentra en proceso de instrumentación final de los acuerdos con las entidades financieras; proceso que no se encuentra concluido a la fecha de emisión del presente informe; eventualmente, la valuación y/o exposición podría diferir a la indicada en los estados contables mencionados en 1.

4. De acuerdo con la nota 1 a los estados contables indicados en el primer párrafo, al 31 de marzo 2003 la Sociedad controlada, Interclima Sociedad Anónima, no ha provisionado monto alguno en carácter de impuesto a las ganancias, por entender que están dadas las condiciones macroeconómicas de la Argentina para practicar el ajuste por inflación impositivo, previsto en la ley del gravamen. De no haberse practicado el



ajuste por inflación impositivo Interclima Sociedad Anónima debería haber registrado un pasivo por impuesto a las ganancias de aproximadamente $310.000.

5. Según se indica en la nota 1 a los estados contables adjuntos, y de acuerdo con las normas del organismo de control societario, la Sociedad no ha reconocido contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003, lo cual es requerido por las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina. Los efectos de no haber reconocido dichas variaciones no han sido significativos en relación a los estados contables adjuntos.

6. Basados en nuestra revisión, excepto por lo indicado en el párrafo 4 y en la nota 1 a los estados contables, en lo que respecta a la adecuación de la información presentada con propósitos comparativos, no hemos tomado conocimiento de ninguna modificación significativa que deba efectuarse a los estados contables mencionados en el párrafo 1. para que los mismos estén presentados de conformidad con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, Republica Argentina, y las normas pertinentes de la Ley de Sociedades Comerciales y de la Comisión Nacional de Valores. Esta manifestación debe ser leída considerando las incertidumbres descriptas previamente en el párrafo 3, cuya resolución no puede determinarse a la fecha de este informe.

7. En relación con el estado de situación patrimonial de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada al 31 de diciembre de 2002 y a los estados de resultados, de evolución del patrimonio neto y de flujo de efectivo de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada por el período de tres meses finalizado el 31 de marzo de 2002, presentados con propósitos comparativos, informamos que:

   (a) Hemos emitido con fecha 10 de marzo de 2003 un informe de auditoría de los estados contables de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada al 31 de diciembre de 2002, con salvedad determinada por discrepancia en el criterio de valuación de la provisión por impuestos a las ganancias de la sociedad controlada y salvedades indeterminadas por la recuperabidad de los créditos fiscales y con el Estado Nacional y la renegociación de los pasivos financieros. Dichos estados contables no consideran los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003. No hemos auditado ningún estado contable a ninguna fecha y por ningún período posterior al 31 de diciembre de 2002.



(b) Hemos emitido con fecha 22 de mayo de 2002 un informe de revisión limitada de los estados contables de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada por el período de tres meses finalizado el 31 de marzo de 2002, con una salvedad determinada por la falta de reconocimiento de las variaciones en el poder adquisitivo de la moneda en el período comprendido entre el 1 de enero y el 31 de marzo de 2002 lo cual es requerido por las normas contables profesionales. Asimismo, dichos estados contables no fueron modificados por la Dirección de la Sociedad para incorporar los cambios mencionados en la nota 1 y, adicionalmente, no fueron adecuados por los efectos de los cambios en el poder adquisitivo de la moneda en el período mencionado lo cual fue requerido por normas posteriores del organismo de control y tampoco consideran los efectos de las variaciones referidas a partir del 1 de marzo de 2002.

8. En cumplimiento de disposiciones vigentes, informamos que:

a) Los estados contables mencionados en el párrafo 1. se encuentran asentados en el libro Inventarios y Balances.

b) Los estados contables de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria al 31 de marzo de 2003 surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes, excepto por lo indicado en la nota 10.

c) La información contenida en los puntos 2 y 3 de la "Reseña Informativa por el período finalizado el 31 de marzo de 2003" presentada por la Sociedad para cumplimentar las normas de la Comisión Nacional de Valores surge de los estados contables al 31 de marzo de 2003 adjunto y al 31 de marzo de 2002, 2001, 2000 y 1999 (luego de su reexpresión en moneda constante homogénea según lo mencionado en nota 1), que no se incluyen en el documento adjunto, sobre los cuales emitimos nuestros informes de revisión limitada de fechas 22 de mayo de 2002, 11 de mayo de 2001, 11 de mayo de 2000 y 11 de mayo de 1999, respectivamente, a los cuales nos remitimos y que deben ser leídos con este informe conjuntamente. Dicha información por los períodos finalizados el 31 de marzo de 2002, 2001, 2000 y 1999, no fue modificada por la Dirección de la Sociedad para incorporar los cambios mencionados en la nota 1. y, adicionalmente, no considera los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003. Asimismo, la información contenida en los puntos 3, 4 y 5 de las "Notas Complementarias a los estados contables al 31 de marzo de 2003 requeridas por el art. 68 del Reglamento de la Bolsa de Comercio de Buenos Aires", presentada por la Sociedad para cumplimentar las normas de la Bolsa de Comercio de Buenos Aires, surge de los estados contables al 31 de marzo de 2003 y 31 de diciembre 2002 adjuntos.



d) Al 31 de marzo de 2003, la deuda devengada en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, que surge de los registros contables de la Sociedad, asciende a $84.959,08, no siendo exigible a esa fecha.

Ciudad Autónoma de Buenos Aires,
19 de Mayo de 2003

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° I - F° 13



Adolfo Lázara (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A. T° LXIX F° 174

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto Gustavo Vázquez

VICEPRESIDENTE

Sr. José Luis Caputo

DIRECTORES TITULARES

Sr. Pablo Plesko
Sr. André Gold
Sr. Alejandro Carrera

DIRECTORES SUPLENTES

Dr. Diego García Villanueva
Sr. Bernard Clapaud
Sr. Jean Francois Vingre
Sr. Eduardo Garcia Terán
Sr. Jorge Antonio Caputo

COMISIÓN FISCALIZADORA

Síndicos Titulares

Dr. Arturo Lisdero
Dr. Adolfo Lázara
Dr. Santos Oscar Sarnari

Síndicos Suplentes

Dr. Ricardo Jorge Demattei
Dr. Jorge Puricelli

DOMICILIO LEGAL: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 22 de agosto de 1997.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N°33, INICIAD0 EL 1 DE ENERO DE 2003
RESEÑA INFORMATIVA
Por el periodo finalizado el 31 de MARZO de 2003
(Cifras expresadas en pesos – ver Nota 1).

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL PERIODO.

En el caso de la industria automotriz, el análisis de los datos de la industria y los de Mirgor debe hacerse con mucho cuidado para no extraer conclusiones que puedan llevar a errores.

La profundidad de la crisis que afectaba al país en el mismo período del año anterior hace que cualquier comparación que se haga con la situación actual muestre una importante mejoría. En el caso de la producción automotriz, el crecimiento de la producción del primer trimestre fue del 40,8%, sin embargo si comparamos contra el promedio de los últimos 6 años, el volumen producido representa una baja del 40%. El factor más importante a analizar es el de la demanda doméstica que muestra una caída del 20% contra el mismo período del año 2002 y de un 66% con respecto al promedio de las ventas registradas en el promedio de los primeros trimestres de los últimos 6 años. Esta grave circunstancia es producto de la fuerte caída del poder adquisitivo del salario, en términos de autos y de la total ausencia de crédito (en este caso se combina la falta de oferentes y de demandantes).

Es evidente que un aspecto muy importante al analizar la demanda doméstica de bienes durables que es la confianza de los consumidores (o la desconfianza) se ve fuertemente determinada por la incertidumbre pre-electoral. Esto hace que se posterguen las decisiones de compra de aquellos consumidores que todavía retienen algún poder de compra.

Las entidades que conforman la cadena de valor automotriz han explicado esta situación a los miembros del gobierno actual y también a los candidatos que cuentan con mayores posibilidades de éxito en las elecciones. El sector ha elaborado algunas propuestas de política de impulso a las ventas de autos, que tienen un importante retraso como lo muestran las estadísticas. Esto se puede ver fácilmente con solo comprender que con las ventas actuales se tardarían más de 80 años en reponer el parque automotor, cuando en un país como Argentina debería tener tasas de reposición menores a los 20 años.

En el escenario mencionado, las unidades vendidas por Mirgor tuvieron un incremento muy importante. El total de sistemas de aire acondicionado pasó de 4.495 unidades vendidas en el primer trimestre del año pasado a 5.578 unidades vendidas en el mismo período del corriente ejercicio. Esto representa una suba del 24,1%. Por su parte, las unidades para autos sin aire acondicionado alcanzaron las 4.979 unidades en el primer trimestre del año, contra 2.075 unidades vendidas en igual

período del año anterior o sea un 140% más. También la entrega de tableros de instrumentos superó en un 92% las unidades vendidas, comparando el mismo período. Pero toda esta información debe ser evaluada teniendo en cuenta las circunstancias que las afectan.

Las acciones realizadas el año pasado para incorporar nuevos productos sirvieron para que la empresa aumentara su participación de mercado de 25% de la producción total de autos en el primer trimestre de 2002 al 34% en el mismo período de 2003. Aquí también influye la presencia de Renault como demandante de productos en estos meses del año 2003, mientras que el año pasado la fábrica permanecía cerrada. Las mencionadas ventas de este año, también incluyen a nuestro nuevo producto, el Clio.

Por otra parte, debe destacarse la fuerte caída de la participación de aire acondicionado en el mix de ventas de la empresa, que pasaron de ser del 68% en 2002 a 51% en este año. Esta situación muestra una vez más que en un mercado empobrecido, los consumidores optan por versiones de menor precio, a lo que se suma que en el análisis cualitativo de la demanda doméstica se detecta el aumento de la venta de utilitarios (hecho asociado a la mejora del campo) como producto de mayor crecimiento.
Asimismo, se registró un fuerte cambio de la proporción de las ventas, aumentando las de sistemas para autos con aire acondicionado.

La exportación de vehículos también ha ayudado al crecimiento de la producción doméstica, sin embargo esta ha crecido en una menor proporción. En especial se notan subas en algunas terminales (Volkswagen, por ejemplo) y bajas en otras que no son clientes de Mirgor, como Ford.

Los hechos descriptos no evitan presentar un resultado negativo para el primer trimestre del año, lo cual ha sido tradicional en nuestra empresa y en el resto de las empresas del sector debido a que el mes de enero es el de las vacaciones de los clientes.

2. *ESTRUCTURA PATRIMONIAL* **(cifras correspondientes a los estados consolidados y expresadas en pesos constantes – ver Nota 1)**

	31/03/2003	31/03/2002 (1)	31/03/2001	31/03/2000	31/03/1999
Activo Corriente	64,443,113	89,294,740	67,119,368	79,542,970	82,698,762
Activo no Corriente	37,501,188	42,709,339	36,668,750	37,778,041	38,198,449
Total del Activo	101,944,301	132,004,079	103,788,118	117,321,011	120,897,211
Pasivo Corriente	31,422,702	75,820,464	42,865,565	46,986,053	39,090,086
Pasivo no Corriente	13,091,835	0	0	0	9,426,019
Total del Pasivo	44,514,537	75,820,464	42,865,565	46,986,053	48,516,105
Participación Minoritaria	3,789	4,474	4,143	4,317	13
Patrimonio Neto	57,425,975	56,179,141	60,918,410	70,330,641	72,381,093
Total de Pasivo y Patrimonio Neto	101,944,301	132,004,079	103,788,118	117,321,011	120,897,211

(1) Presentados originalmente en moneda histórica y reexpresados hasta el 28/02/03

3. *ESTRUCTURA DE RESULTADOS.* **(cifras correspondientes a los estados consolidados y expresadas en pesos constantes – ver Nota 1)**

	31/03/2003	31/03/2002 (1)	31/03/2001	31/03/2000	31/03/1999
Resultado operativo ordinario	(453,103)	(397,172)	(795,855)	(158,103)	(1,066,235)
Resultado financieros	182,667	1,988,155	(2,125,785)	(707,973)	(1,427,922)
Otros (egresos) / ingresos	(985,552)	(111,152)	22,712	(151,156)	(398,881)
Resultado participación minoritaria	(259)	0 (368)	33	15	377
Resultado neto ordinario	(1,256,247)	1,479,463	(2,898,895)	(1,017,217)	(2,892,661)
Resultado extraordinario	0	0	0	0	0
Resultado participación minoritaria	0	0	0	0	0
Resultado neto	(1,256,247)	1,479,463	(2,898,895)	(1,017,217)	(2,892,661)

(1) Presentados originalmente en moneda histórica y reexpresados hasta el 28/02/03

4. DATOS ESTADÍSTICOS (1)

Volumen de unidades		31/03/2003		31/03/2002		31/03/2001		31/03/2000		31/03/1999	
		Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(2)	37,810	37,810	23,367	23,367	56,327	56,327	41,213	41,213	42,600	42,600
Ventas	(3)	38,270	38,270	8,400	8,400	16,627	16,627	29,440	29,440	20,986	20,986
- Locales		14,064	14,064	8,400	8,400						
Equipos c/aire		5,578	5,578	4,495	4,495						
Equipos s/aire		4,979	4,979	2,075	2,075						
Tableros		3,507	3,507	1,830	1,830						
- Exportación		24,206	24,206								

(1) A partir del presente periodo se exponen las unidades vendidas por ICSA como dato estadístico.
(2) Incluye aquella relacionada con Interclima S.A.
(3) No se incluyen las unidades vendidas entre las compañías.

5. INDICES

	31/03/2003	31/03/2002	31/03/2001	31/03/2000	31/03/1999
Liquidez	2.05	1.18	1.57	1.69	2.12
Solvencia	0.78	1.35	0.70	0.67	0.67
Inmovilizacion del capital	0.37	0.32	0.35	0.32	0.32

6. COTIZACIONES

ENE 03	ENE 02	FEB 03	FEB 02	MAR 03	MAR 02
9.40	4.10	10.10	4.10	9.30	4.10

7. *PERSPECTIVAS*

Existe, por parte de las fábricas de autos una preocupación importante por la revaluación que ha sufrido el peso frente al dólar. Esta situación se ve agravada por la revaluación del euro, ya que muchas de las empresas tienen, todavía una fuerte dependencia de las importaciones de productos de este origen. Los mayores costos en dólares atentan contra el crecimiento en la exportación de autos del último año.

En los últimos días, sin embargo se ha visto con alivio que la cotización de la moneda brasileña se ha acercado a la del peso, permitiendo mejorar las expectativas respecto a las oportunidades de retomar exportaciones a ese país. En el caso de nuestras exportaciones de condensadores, hemos recibido algunos incrementos de programas que nos permiten ser optimistas con respecto a la actividad de nuestra planta para el resto del año.

También podemos anunciar que la empresa ha recibido la aprobación de las muestras presentadas a GM Argentina de los productos para equipar el Corsa II, lo que permitirá aumentar fuertemente las entregas a este cliente, una vez acordados algunos aspectos comerciales pendientes. Sin embargo, ya hemos previsto algunas entregas iniciales para el mes de mayo. Una vez cerrados los acuerdos definitivos, la participación de mercado de Mirgor podría acercarse al 45/50%.

De cualquier forma, el hecho más importante que necesita la empresa para poder consolidar su recuperación es que el mercado doméstico inicie un proceso de crecimiento, ya que las cifras de ventas de autos que se han registrado no permiten que las empresas piensen en las renovaciones de sus modelos, lo que es necesario para que la industria pueda mantener los interesantes volúmenes de exportación actuales.

Río Grande, 19 de mayo de 2003.



ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N°33 POR EL PERIODO DE TRES MESES INICIADO EL 1 DE ENERO DE 2003 Y FINALIZADO EL 31 DE MARZO DE 2003, COMPARATIVO CON EL EJERCICIO PRECEDENTE Y CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 22 de agosto de 1997.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 13 de abril de 2070.

Sociedad Controlante: Se expone en Nota 7 a los estados contables básicos.

Composición del capital: Ver nota 3 a los estados contables básicos.

	PESOS
20.000.000 de acciones ordinarias de valor nominal $0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 31 DE MARZO DE 2003 Y AL 31 DE DICIEMBRE DE 2002.

- Expresados en pesos – ver Nota 1

	2003	2002
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos	7,809,220	8,949,955
Inversiones Temporarias	1,547	5,064,959
Créditos por ventas	14,082,408	8,806,415
Créditos fiscales	859,961	1,076,940
Otros créditos	1,473,782	2,166,336
Bienes de Cambio	40,216,195	40,815,727
TOTAL DEL ACTIVO CORRIENTE	64,443,113	66,880,332
ACTIVO NO CORRIENTE		
Otros Créditos	4,782,516	5,007,792
Créditos fiscales	6,167,469	5,566,640
Otras	21,465	31,435
Activos Intangibles - Nota 1.e.b)	252,004	366,168
Bienes de Uso - Nota 1.e.a)	26,277,734	27,485,463
TOTAL DEL ACTIVO NO CORRIENTE	37,501,188	38,457,498
TOTAL DEL ACTIVO	101,944,301	105,337,830

Las notas 1 y 2 a los estados contables consolidados y las notas 1 a 15 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 31 DE MARZO DE 2003 Y AL 31 DE DICIEMBRE DE 2002.

- Expresados en pesos — ver Nota 1

	2003	2002
PASIVO		
PASIVO CORRIENTE		
Deudas:		
Comerciales	13,045,241	11,639,916
Remuneraciones, Cargas Sociales y Fiscales	779,305	1,096,562
Anticipos de clientes	7,596,989	6,423,746
Préstamos	9,746,117	9,457,954
Otras	91,270	154,602
Total Deudas	31,258,922	28,772,780
Previsiones	163,780	1,042,593
TOTAL DEL PASIVO CORRIENTE	31,422,702	29,815,373
PASIVO NO CORRIENTE		
Deudas:		
Préstamos	13,091,835	16,836,705
TOTAL DEL PASIVO NO CORRIENTE	13,091,835	16,836,705
TOTAL DEL PASIVO	44,514,537	46,652,078
PARTICIPACION DE TERCEROS EN SOCIEDADES CONTROLADAS	3,789	3,530
PATRIMONIO NETO	57,425,975	58,682,222
TOTAL DEL PASIVO, PARTICIPACION DE TERCEROS Y PATRIMONIO NETO	101,944,301	105,337,830

Las notas 1 y 2 a los estados contables consolidados y las notas 1 a 15 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE RESULTADOS CONSOLIDADO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1

	2003	2002
Ventas netas		
(incluye beneficios fiscales de IVA por 2.183.344		
y de 2.156.864 respectivamente)	20,058,235	18,759,863
Costo de las mercaderías vendidas	(18,289,993)	(16,704,078)
UTILIDAD BRUTA	1,768,242	2,055,785
Gastos de Administración	(1,797,341)	(2,023,825)
Gastos de Comercialización	(413,327)	(421,180)
Otros Egresos / Ingresos	(985,552)	(111,152)
Resultados financieros y por tenencia		
Generados por activos	(2,960,000)	41,259,679
Generados por pasivos	3,142,667	(39,271,525)
Resultado por inversiones permanentes	(10,677)	(7,951)
SUBTOTAL	(1,255,988)	1,479,831
Participación de terceros en sociedades controladas	(259)	(368)
(PERDIDA) GANANCIA DEL PERIODO	(1,256,247)	1,479,463

Las notas 1 y 2 a los estados contables consolidados y las notas 1 a 15 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE FLUJO DE EFECTIVO CONSOLIDADO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

	2003	2002
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	14,014,323	3,722,768
Efectivo al cierre del período	7,810,180	9,298,266
(Disminición) Aumento del efectivo	(6,204,143)	5,575,498
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
(Pérdida)/Ganancia ordinaria del período	(1,256,247)	1,479,463
Ajustes para arribar al flujo neto de efectivo provenientes de las actividades operativas		
Depreciación de Bienes de Uso y Activos Intangibles	1,389,577	1,024,581
Resultado de venta de bienes de uso	10,000	0
Participación minoritaria	259	368
Previsión para desvalorización de inventarios (Efecto Neto)	(1,044,651)	3,932,468
Resultado por participaciones permanentes en sociedades	10,677	7,951
Previsión para contingencias	11,108	5,651,606
Desvalorización de anticipos de Bs. Uso por exposición a la inflación	1,618	0
Variación en Activos y Pasivos operativos		
Creditos por ventas	(5,275,993)	(7,056,391)
Bienes de Cambio	1,692,952	(35,296,407)
Deudas Comerciales	1,405,325	14,583,075
Préstamos	(2,395,243)	19,681,785
Remuneraciónes, Cargas Sociales y Fiscales (neto de créditos)	(701,107)	(1,238,277)
Anticipo de clientes	1,173,243	3,681,358
Otros	805,019	(811,001)
Previsiones	(889,921)	0
FLUJO NETO DE EFECTIVO (UTILIZADO EN) GENERADO POR LAS ACTIVIDADES OPERATIVAS	(5,063,384)	5,640,579

Información complementaria

ESTADO DE FLUJO DE EFECTIVO CONSOLIDADO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1

	2003	2002
ACTIVIDADES DE INVERSION		
Adquisición de bienes de uso	(69,295)	(65,081)
Venta de bienes de uso	(10,000)	0
FLUJO DE NETO DE EFECTIVO (UTILIZADO POR) GENERADO EN LAS ACTIVIDADES DE INVERSIÓN	(79,295)	(65,081)
ACTIVIDADES DE FINANCIACION		
Cancelación de préstamos	(1,061,464)	0
FLUJO DE NETO DE EFECTIVO (UTILIZADO POR) GENERADO EN LAS ACTIVIDADES DE FINANCIACION	(1,061,464)	0
(DISMINUCION) AUMENTO NETO DEL EFECTIVO	(6,204,143)	5,575,498

Las notas 1 y 2 a los estados contables consolidados y las notas 1 a 15 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE MARZO DE 2003 Y 2002.

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables.

Los estados contables al 31 de Marzo de 2003 y 2002 han sido preparados de acuerdo con los lineamientos de la Resolución General Nro. 368 y sus modificatorias, de la Comisión Nacional de Valores, las que se encuadran dentro de las normas contables profesionales vigentes, con las restricciones y ampliaciones establecidas en la Resolución 434 que modificó el Anexo I al libro N° 7 " Régimen Informativo " de dicha resolución y la discontinuación de los efectos en el cambio del poder adquisitivo de la moneda establecidos en la Resolución General N° 441 de la Comisión Nacional de Valores tal como se indica en la nota 1 a los estados contables básicos.

b) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la nota 1 a los estados contables básicos, excepto por la valuación de las inversiones en sociedades controladas que en los presentes estados han sido incorporados línea por línea siguiendo los criterios de la resolución técnica Nro. 4 de la FACPCE, con las modificaciones introducidas por la Resolución Técnica N° 19 también de la FACPCE, y con las eliminaciones que correspondiere.

c) Bases de Consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N°4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, modificada por la Resolución Técnica N° 19, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 31 de Marzo de 2003, 31 de Diciembre de 2002 y 31 de Marzo de 2002, según corresponda, con los de su controlada Interclima Sociedad Anónima, en la que posee los votos necesarios para formar la voluntad social.

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el capital Ordinario y en votos posibles al 31/03/2003	Fecha de cierre del ejercicio
Interclima Sociedad Anónima	99,9667	31/03/03

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE MARZO DE 2003 Y 2002

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

d) Estados Contables Utilizados en la Consolidación

Para la preparación de los estados consolidados al 31 de Marzo de 2003 y 2002 y los del 31 de Diciembre de 2002, se utilizaron los estados contables de Interclima Sociedad Anónima que al 31 de Marzo de 2003 y 2002 cuenta con el informe de revisión limitada de Pistrelli, Henry Martín y Asociados S.R.L. y de Henry Martin, Lisdero y Asociados, respectivamente, y al 31 de Diciembre de 2002 con la auditoría de Henry Martin, Lisdero y Asociados, los que han emitido los correspondientes informes de revisión limitada: de fecha 19 de mayo de 2003 y con salvedades determinadas e indeterminadas de fecha 22 de Mayo de 2002 y de auditoría: con salvedades determinadas e indeterminadas de fecha 10 de Marzo de 2003.

e) Evolución de activos significativos:

	31-03-03	31-12-02
a) Bienes de Uso:	$	$
Saldo al inicio	27.485.464	38.586.113
Altas	76.494	530.341
Bajas (neto de amortizaciones)	(8.818)	(6.395.002)
Amortizaciones	(1.275.406)	(5.235.989)
Saldo al cierre	26.277.734	27.485.463
b) Bienes Intangibles		
Saldo al inicio	366.175	774.116
Amortizaciones	(114.171)	(407.948)
Saldo al cierre	252.004	366.168

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE MARZO DE 2003 Y 2002.

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICION DE LOS PRINCIPALES RUBROS

	31/03/2003	31/12/2002
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	14,446	17,899
Caja moneda extranjera	658,561	848,257
Bancos moneda nacional	1,307,671	7,789,049
Bancos moneda extranjera	5,828,542	294,750
	7,809,220	8,949,955
Inversiones Temporarias		
Titulos y Acciones	587	591
Caja de ahorro y otros en moneda extranjera	0	5,063,401
Caja de ahorro en moneda nacional y otros	960	967
	1,547	5,064,959
Créditos por ventas		
Deudores por ventas	13,640,733	8,225,134
Deudores por ventas moneda extranjera	527,092	666,395
Previsión deudores incobrables	(85,417)	(85,114)
	14,082,408	8,806,415
Créditos fiscales		
IVA crédito fiscal	783,261	1,006,753
Otros	76,700	70,187
	859,961	1,076,940
Otros Créditos		
Documentos a Cobrar	1,059,680	1,513,368
Intereses a Devengar	(105,143)	(78,248)
Creditos diversos	0	284,635
Otros	519,245	446,581
	1,473,782	2,166,336

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE MARZO DE 2003 Y 2002.
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICION DE LOS PRINCIPALES RUBROS – Continuación

	31/03/2003	31/12/2002
Bienes de cambio		
Productos elaborados	9,785,646	11,336,141
Materia prima	28,433,680	31,804,395
Materia prima en tránsito	6,033,371	3,303,341
Existencia al cierre	44,252,697	46,443,877
Anticipo a proveedores en moneda nacional	509,036	804,366
Anticipo a proveedores en moneda extranjera	1,601,594	759,267
Previsión para desvalorización	(6,147,132)	(7,191,783)
	40,216,195	40,815,727
ACTIVO NO CORRIENTE		
Créditos Fiscales		
Ahorro obligatorio	8,378	7,900
I.V.A. Crédito fiscal	3,465,179	2,984,289
Impuesto a la ganancia Mínima Presunta	1,391,731	1,273,669
Beneficios promocionales a cobrar	875,073	925,103
Otros	427,108	375,679
	6,167,469	5,566,640
Otros Créditos		
Reintegros a cobrar en moneda nacional	2,277,954	2,067,247
Documentos a Cobrar	2,863,800	3,410,035
Intereses a Devengar	(359,238)	(469,490)
	4,782,516	5,007,792

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE MARZO DE 2003 Y 2002.

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICION DE LOS PRINCIPALES RUBROS – Continuación

	31/03/2003	31/12/2002
PASIVO CORRIENTE		
Deudas:		
Comerciales		
En moneda local	5,955,508	6,359,492
En moneda extranjera	7,089,733	5,280,424
	13,045,241	11,639,916
Remuneraciones, Cargas Sociales y Fiscales		
Deudas sociales	340,388	494,668
Deudas fiscales	438,917	601,894
	779,305	1,096,562
Préstamos		
Financieros en moneda local	4,475,804	4,948,206
Financieros en moneda extranjera	5,270,313	4,509,748
	9,746,117	9,457,954
Otras	91,270	154,602
	91,270	154,602
PASIVO NO CORRIENTE		
Deudas:		
Préstamos		
Financieros en moneda local	2,647,135	2,807,948
Financieros en moneda extranjera	10,444,700	14,028,757
	13,091,835	16,836,705

ANEXO "C"

ACCIONES, DEBENTURES, OTROS TITULOS EMITIDOS EN SERIE Y PARTICIPACIÓN EN SOCIEDAD POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2003 COMPARATIVO CON EL ULTIMO EJERCICIO ECONOMICO.

- Expresados en pesos – ver Nota 1.a)

Denominación y característica de los valores	2003 Valores Nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Mayor valor de la inversión (Nota 1.c)	Valores de libros	Información sobre el emisor: Actividad Principal	Últimos estados contables emitidos: Fecha	Capital	Rdo del ejercicio	P. Neto	% del partipac. s/ capital social	2002 Valor de libros
Inversiones corrientes:													
Baesa	1.0	246	326,425			587							591
Total inversiones corrientes						587							591
Inversiones no corrientes: Soc. Art. 33 - Ley 19.550:													
INTERCLIMA Sociedad Anónima	1	11,996	8,815,917	11,277,692	21,465	11,299,157	Fabricación de autopartes e intercambiadores p/ equipos de aire acondicionado y calefacción	31/12/02	12,000	(5,911,084)	10,600,948	99.97%	10,533,388
Total Inversiones no corrientes						11,299,157							10,533,388
Total Inversiones						11,299,744							10,533,979

U.S. "SEC"
FILE N° 82-3941



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

ANEXO "H"

INFORMACIÓN REQUERIDA POR EL APARTADO I INCISO b) DEL ART. 64 DE LA LEY NRO. 19.550 CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2003 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – VER Nota 1.a)

Rubros	2003				2002
	Costos de producción	Gastos de administración	Gastos de comercialización	Total	Total
Sueldos y jornales	897,756	485,569	86,136	1,469,461	2,100,302
Contribuciones y beneficios sociales	165,376	139,784	22,811	327,971	527,241
Seguros	122,537	24,281	1,294	148,112	83,840
Honorarios y gastos de capacitación	35,050	75,035	6,585	116,670	170,230
Impuestos, tasas y contribuciones	93,178	117,192	59,737	270,107	239,945
Otros gastos varios de administración	0	372,759	0	372,759	581,322
Amortizaciones bienes de uso	794,694	491,666	12,162	1,298,522	997,064
Amortizaciones intangibles	0	91,055	0	91,055	27,517
Gastos varios de producción	311,381	0	0	311,381	363,855
Gastos de nacionalización y despacho	460,494	0	0	460,494	429,795
Transportes, fletes y acarreos	1,571,668	0	125,984	1,697,652	1,161,794
Otros gastos de comercialización	0	0	98,618	98,618	119,664
TOTALES 2003	4,452,134	1,797,341	413,327	6,662,802	
TOTALES 2002	4,357,564	2,023,825	421,180		6,802,569

ESTADO DE SITUACIÓN PATRIMONIAL AL 31 DE MARZO DE 2003 Y AL 31 DE DICIEMBRE DE 2002

\- Expresados en pesos - ver Nota 1.a)

	2003	2002
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	7,155,056	8,140,586
Inversiones temporarias - Nota 2	1,547	5,064,959
Créditos por ventas - Nota 2	13,465,288	8,120,841
Créditos Fiscales - Nota 2	675,802	906,803
Otros Créditos - Nota 2	1,459,691	1,864,324
Bienes de Cambio - Nota 2	38,316,458	38,774,595
TOTAL DEL ACTIVO CORRIENTE	61,073,842	62,872,108
ACTIVO NO CORRIENTE		
Participaciones permanentes en sociedades	11,299,157	10,533,388
Créditos Fiscales - Nota 2	2,768,521	2,643,206
Otros Créditos - Nota 2	3,487,288	3,867,128
Bienes de Uso	23,847,688	24,926,314
Activo Intangibles	175,136	266,185
TOTAL DEL ACTIVO NO CORRIENTE	41,577,790	42,236,221
TOTAL DEL ACTIVO	102,651,632	105,108,329

Las notas 1 a 15 son parte integrante de estos estados contables.

ESTADO DE SITUACIÓN PATRIMONIAL AL 31 DE MARZO DE 2003 Y AL 31 DE DICIEMBRE DE 2002

- Expresados en pesos – ver Nota 1.a)

	2003	2002
PASIVO		
PASIVO CORRIENTE		
Deudas:		
Comerciales - Nota 2	12,039,957	10,190,234
Remuneraciones, Cargas Sociales y Fiscales - Nota 2	697,705	1,015,461
Préstamos - Nota 2	9,746,117	9,457,954
Anticipos de clientes	7,596,989	6,423,746
Otras - Nota 2	1,889,274	1,459,414
Total de Deudas	31,970,042	28,546,809
Previsiones	163,780	1,042,593
TOTAL DEL PASIVO CORRIENTE	32,133,822	29,589,402
PASIVO NO CORRIENTE		
Deudas:		
Préstamos - Nota 2	13,091,835	16,836,705
TOTAL DEL PASIVO NO CORRIENTE	13,091,835	16,836,705
TOTAL DEL PASIVO	45,225,657	46,426,107
PATRIMONIO NETO (Según estado respectivo)	57,425,975	58,682,222
TOTAL DEL PASIVO Y PATRIMONIO NETO	102,651,632	105,108,329

Las notas 1 a 15 son parte integrante de estos estados contables.

ESTADO DE RESULTADOS CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	2003	2002
Ventas netas		
(incluye beneficios fiscales de IVA por 2.183.344 y de		
2.156.864 respectivamente) - Nota 5.e	17,765,999	15,502,123
Costo de las mercaderías vendidas	(16,859,730)	(14,150,512)
UTILIDAD BRUTA	906,269	1,351,611
Gastos de Administración	(1,759,598)	(1,982,661)
Gastos de Comercialización	(407,642)	(420,108)
Otros Ingresos y Egresos - Nota 2	(835,383)	133,625
Resultados financieros y por tenencia		
Generados por activos - Nota 4	(3,025,544)	39,716,008
Generados por pasivos - Nota 4	3,099,882	(38,428,344)
Resultado ordinario por inversiones permanentes	765,769	1,109,332
RESULTADO NETO DEL PERIODO	(1,256,247)	1,479,463
(PERDIDA)/GANANCIA NETA POR ACCION-NOTA 14	(0.0628)	0.0740

Las notas 1 a 15 son parte integrante de estos estados contables.



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

ESTADO DE EVOLUCIÓN DEL PATRIMONIO NETO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2003 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

\- Expresadas en pesos – ver Nota 1.a)

DETALLE	2003											2002
	Capital Social	Ajuste del capital social	Ajustes no capitalizados	Ajustes aportes no capitalizados	Primas de emisión	Total	Ganancias reservadas			Resultados no asignados	Total	Total
							Reserva legal	Otras reservas (*)	Total			
Saldos al inicio del ejercicio	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	46,855,986	60,610,549	54,699,676
Modificación de saldos - Nota 15										(1,928,327)	(1,928,327)	
Saldos modificados al inicio	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	44,927,659	58,682,222	54,699,676
Resultado neto del período										(1,256,247)	(1,256,247)	1,479,463
Saldos al 31 de Marzo de 2003	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	43,671,412	57,425,975	
Saldos al 31 de Marzo de 2002	2,000,000	2,584,244	497	407	3,904,814	8,489,962	1,697,993	54,889	1,752,882	45,936,295		56,179,139

(*) Ver nota 3.b-

Las notas 1 a 15 son parte integrante de estos estados contables.

ESTADO DE FLUJO DE EFECTIVO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 MARZO DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	2003	2002
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	13,204,954	3,716,706
Efectivo al cierre del período	7,156,016	9,273,800
(Disminución) Aumento neto del efectivo	(6,048,938)	5,557,094
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
(Pérdida)/Ganancia ordinaria del período	(1,256,247)	1,479,463
Ajustes para arribar al flujo neto de efectivo proveniente de las actividades operativas		
Depreciación de Bienes de Uso y Activos Intangibles	1,234,967	906,775
Resultado de venta de bienes de uso	10,000	0
Previsión para desvalorización de inventarios (Efecto Neto)	(1,049,516)	2,576,070
Resultado por participaciones permanentes en sociedades	(765,769)	(1,109,332)
Previsión para contingencias	11,108	5,651,606
Desvalorización de anticipos de Bs. Uso por exposición a la inflación	1,585	0
Variación en Activos y Pasivos operativos		
Creditos por ventas	(5,344,447)	(5,430,389)
Bienes de Cambio	1,507,653	(33,180,994)
Deudas Comerciales	1,849,723	12,654,613
Préstamos	(2,395,243)	19,681,785
Remuneraciones, Cargas Sociales y Fiscales (neto de créditos)	(212,070)	(1,035,909)
Anticipo de clientes	1,173,243	3,681,358
Otros	1,214,331	(263,817)
Previsiones	(889,921)	0
FLUJO NETO DE EFECTIVO (UTILIZADO EN) GENERADO POR LAS ACTIVIDADES OPERATIVAS	(4,910,603)	5,611,229

Las notas 1 a 15 son parte integrante de estos estados contables.

ESTADO DE FLUJO DE EFECTIVO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 MARZO DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	2003	2002
ACTIVIDADES DE INVERSION		
Adquisición de bienes de uso	(66,871)	(54,135)
Venta de bienes de uso	(10,000)	0
FLUJO NETO DE EFECTIVO UTILIZADO EN LAS ACTIVIDADES DE INVERSIÓN	(76,871)	(54,135)
ACTIVIDADES DE FINANCIACION		
Cancelación de préstamos	(1,061,464)	0
FLUJO NETO DE EFECTIVO UTILIZADO EN LAS ACTIVIDADES DE FINANCIACION	(1,061,464)	0
(DISMINUCION) AUMENTO NETO DEL EFECTIVO	(6,048,938)	5,557,094

Las notas 1 a 15 son parte integrante de estos estados contables.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Reexpresión en moneda homogénea.

Los estados contables reconocen los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 siguiendo el método de reexpresión establecido por la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.) mediante el empleo de coeficientes de ajuste derivados del índice de precios internos al por mayor (IPIM) del Instituto Nacional de Estadísticas y Censos. De acuerdo con el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores, la Sociedad discontinuó la aplicación de dicho método y, por lo tanto, no reconoció contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003. Las normas contables profesionales mantienen vigente la aplicación de este método. Los efectos de no haber reconocido dichas variaciones no han sido significativos en relación a los estados contables al 31 de Marzo de 2003.

De acuerdo con el método mencionado, las mediciones contables fueron reexpresadas por el cambio en el poder adquisitivo de la moneda hasta el 31 de agosto de 1995. A partir de dicha fecha, en base a las condiciones de estabilidad económica prevaleciente y de acuerdo con lo requerido por la Resolución General N° 272 de la Comisión Nacional de Valores y aceptado por las normas contables profesionales, las mediciones contables no fueron reexpresadas hasta el 31 de diciembre de 2001. En virtud de la Resolución General N° 415 de la Comisión Nacional de Valores, se reanudó la aplicación del método con efectos a partir del 1 de enero de 2002, considerándose las mediciones contables anteriores a esta fecha expresadas en moneda del 31 de diciembre de 2001 y de acuerdo con la mencionada Resolución 441 de la CNV se discontinuó a partir del 1 de marzo de 2003.

La información presentada con propósitos comparativos relacionada con los estados contables al 31 de Marzo de 2002 (Estado de Resultados, de Evolución del Patrimonio Neto y de Flujo de Efectivo) no han considerado los efectos de las variaciones en el poder adquisitivo de la moneda, dado que a dicho momento la Comisión Nacional de Valores no admitía el reconocimiento de los efectos de la inflación, lo cual fue reglamentado por la Resolución N° 415 del 25 de Julio de 2002. Por otra parte, dicha información ha sido reexpresada por la variación en el IPIM entre el 31 de marzo de 2002 y el 28 de Febrero de 2003, tal como lo estableció la Resolución N° 415 de la Comisión Nacional de Valores. En consecuencia, toda información presentada con propósitos comparativos que se relacione con los estados contables al 31 de Marzo de 2002 se encuentra distorsionada por los efectos de la pérdida en el poder adquisitivo de la moneda del período referido (1 de Enero al 31 de Marzo de 2002).

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

b) Nuevas Normas Contables aplicadas en la preparación y presentación de los estados contables

La Comisión Nacional de Valores (CNV) ha emitido con fecha 14 de enero de 2003, la Resolución General N° 434, según la cual adopta, con ciertas excepciones y con vigencia obligatoria para ejercicios que se inicien a partir del 1° de enero de 2003, las nuevas normas contables aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) (Resoluciones Técnicas Nros. 16 a 20 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, con las modificaciones incorporadas por las Resoluciones C.D. Nros. 238/01, 243,01, 261/01, 262/01, 187/02 y M.D. 32/02 del CPCECABA).

Dichas normas contables introducen cambios de criterios de medición de la situación patrimonial y los resultados de la Sociedad y nuevos requerimientos en materia de exposición. Los cambios que pueden resultar de mayor relevancia para la Sociedad incluyen la determinación del valor actual de sus créditos fiscales, la cuantificación del impuesto a las ganancias por el método de lo diferido, las restricciones en cuanto al reconocimiento de activos intangibles y otros aspectos en materia de revelación como ser utilidades por acción, tal como se explica en cada uno de los rubros pertinentes.

Los efectos de los cambios de normas contables al comienzo de su primer ejercicio de aplicación han sido registrados en forma retroactiva, es decir que se han afectado los Resultados de Ejercicios Anteriores tal como se indica en la nota 15

c) Criterios de exposición contable

A partir del presente período y considerando lo requerido por la Resolución Técnica N° 19 de la FACPCE la sociedad procedió a cambiar la presentación de los estados contables comparativos, dado que mientras hasta el ejercicio anterior la comparación se efectuaba con el mismo período del ejercicio anterior, ahora se efectúa a nivel del estado de situación patrimonial con el del último cierre de ejercicio (31 de Diciembre de 2002) y los Estados de Resultados, de Evolución del Patrimonio Neto y de Flujo de Efectivo (antes de Origen y aplicación de Fondos) con los del mismo período del ejercicio anterior (31 de Marzo de 2002). Cabe consignar que si bien las nuevas normas profesionales requieren readecuar los estados contables presentados con propósitos comparativos a los nuevos criterios contables adoptados, la Dirección de la Sociedad atendiendo a un concepto de practicidad y oportunidad decidió no considerar tales efectos al 31 de Marzo de 2002; en consecuencia, la comparabilidad de la información se encuentra afectada.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

d) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables fueron los siguientes:

- Caja y bancos, inversiones corrientes, créditos por ventas, otros créditos y pasivos:

  - En moneda nacional: a su valor nominal al cierre, incluyéndose de corresponder, los intereses devengados explícitos o implícitos a dichas fechas, según corresponda, los cuales han sido determinados mediante el cálculo del valor descontado de los flujos de fondos siguiendo los criterios establecidos en la Resolución de MD N° 32/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires.

  - En moneda extranjera: a su valor nominal en moneda extranjera más los intereses explícitos o implícitos devengados al cierre, convertidos a los tipos de cambio vigentes a dichas fechas para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados del período o ejercicio, según corresponda.

  - Otros créditos y deudas en moneda nacional (excepto saldos por impuesto diferido): han sido valuados a su valor estimado descontado de la suma a cobrar o a pagar considerando los criterios establecidos en la Resolución de MD N° 32/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires.

- Bienes de cambio:

  - Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a sus valores de reposición al cierre considerando los precios de contado para los volúmenes habituales de compra. Asimismo, los bienes importados se valúan al costo de reposición considerando el tipo de cambio vigente al cierre.

  - Los productos elaborados fueron valuados a su costo de reproducción al cierre con límite en su valor neto de realización.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- Participaciones Permanentes en Sociedades:

  - Sociedades Art. 33 – Ley 19.550: a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 5 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, con las modificaciones introducidas por la Resolución Técnica N° 19, el que fue calculado en base a los estados contables al 31 de Marzo de 2003 de Interclima S.A., los cuales han sido auditados por Pistrelli, Henry Martín, y Asociados S.R.L., habiéndose emitido sobre ellos un informe de revisión limitada de fecha 19 de mayo de 2003.

  Por otra parte, en la determinación del valor proporcional fueron considerados los ajustes necesarios para adaptar los criterios de valuación de la sociedad controlada a los de la Sociedad, entre los que se pudieron asignar el mayor valor del mercado de los bienes de uso de la controlada respecto del valor de libros, que se incluyó como valor de la inversión.

  El resultado por la participación en la Sociedad controlada se incluye en línea separada en el estado de resultados. Ver apartado b) Impuesto a las ganancias – Impuesto a las ganancias mínimas presuntas.

- Bienes de Uso

  Los bienes de uso se encuentran valuados a su costo reexpresado mediante la utilización de los índices I.P.I.M.N.G. hasta el 31 de Agosto de 1995 e I.P.I.M. por el período comprendido entre el 1 de Enero de 2002 y 28 de Febrero de 2003 de acuerdo con lo mencionado en la nota 1.a), menos las correspondientes amortizaciones acumuladas. Las amortizaciones se calculan aplicando tasas constantes calculadas en base a la vida útil estimada de los respectivos bienes. Como parte integrante de este rubro se incluyen aquellos bienes destinados a la locación.

  El valor residual contable de los bienes de uso se revisa para verificar si sufrió alguna desvalorización cuando existan hechos o haya cambios en las circunstancias que indican que el valor registrado puede no ser recuperable. Si existiese algún indicio y los valores de libro superasen el monto recuperable estimado, los activos o las actividades generadoras de fondos se reducen hasta llegar al monto recuperable. El monto recuperable para los bienes de uso equivale al valor neto de realización o al valor de uso, el que sea mayor. Al determinar el valor de uso, se efectúa una primera comparación con los flujos de fondos estimados futuros sin descontar. En el caso que el valor de los flujos de fondos fuera mayor que su valor neto de ralización e inferior al valor

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

residual contable, se efectúa una nueva comparación con el flujo descontados y el valor neto de realización para determinar cual es el valor recuperable de los bienes de uso y determinar la desvalorización a contabilizar en caso de corresponder. Las pérdidas por desvalorización se reconocen en el estado de resultados.

- Activos Intangibles

Hasta el 31 de Diciembre de 2002 los Gastos de investigación y desarrollo y Licencias vinculadas a nuevos productos, se incluían dentro del rubro de la referencia habiendo sido valuados a su costo de reposición reexpresado en moneda constante mediante la utilización de los índices I.P.M.N.G. hasta el 31 de Agosto de 1995 e I.P.I.M. por el período comprendido entre el 1 Enero de 2002 y el 28 de Febrero de 2003 de acuerdo con lo mencionado en la nota 1.a), menos las correspondientes amortizaciones acumuladas. Estos importes se amortizan aplicando tasas constantes para extinguir dichos valores en un período de tres años a partir del lanzamiento al mercado de los nuevos productos los cuales serán amortizados en función de la alternativa a) 2. establecida en la sección 8.2.3. de la Resolución Técnica N° 17, es decir por el plazo de vida útil remanente

A partir de la vigencia de las nuevas Resoluciones Técnicas, mencionadas en el apartado b) de la presente nota 1. los Gastos de Investigación y Desarrollo se imputarán a los resultados del período en el que se incurran.

- Previsiones:

- Deducidas del activo:

  a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas, sobre una base de análisis individual de aquellos que prestan índices de incobrabilidad.

  b) Desvalorización de cambio: se ha calculado teniendo en cuenta el valor recuperable de los ítems deteriorados, obsoletos o de lento movimiento.

- Incluidas en el Pasivo:

  - Para contingencias: ver nota 11

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- Cuentas de patrimonio neto:

  - Se encuentran reexpresadas hasta el 28 de Febrero de 2003 de acuerdo con el método descripto en el apartado a) de la presente nota, excepto la cuenta "Capital Social – Valor Nominal ", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión en moneda del 31 de agosto de 1995 y del 28 de Febrero de 2003 se expone en la cuenta "Ajuste del Capital Social".

- Cuentas del estado de resultados

  - Las cuentas de resultados han sido anticuadas por períodos mensuales y luego actualizadas hasta el 28 de Febrero de 2003 de acuerdo con lo indicado en la Nota 1.a).

  - Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de la controlada, correspondientes al mismo período de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se incluyen en este concepto los ajustes necesarios para adaptar los criterios de valuación de la sociedad mencionada, a la controlada.

  - Los resultados financieros y por tenencia incluyen tanto las diferencias de cambio, como así también el resultado por tenencia de bienes de cambio, los intereses y los resultados por exposición al cambio en el poder adquisitivo de la moneda.

  - Se procedió a segregar los componentes financieros contenidos en la cuentas de resultado.

- Impuesto a las Ganancias – Impuesto a las ganancias mínimas presuntas.

  a. Situación de MIRGOR S.A.

En el presente período no se constituyó una provisión por el impuesto a las ganancias, debido a que el resultado fiscal arrojó quebranto calculado de acuerdo con las normas vigentes.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

A partir del presente período y como consecuencia de la puesta en vigencia de las nuevas normas contables referidas en el apartado b) de la presente nota, el impuesto a las ganancias se contabiliza siguiendo el método diferido del pasivo, por todas las diferencias temporarias existentes a la fecha del balance general entre las bases imponibles del activo y pasivo y sus montos registrados en los presentes estados contables, tal como lo establece la Resolución Técnica N° 17 de la FACPCE.

El activo por impuesto a las ganancias diferido se reconoce cuando existan diferencias que disminuyan los impuestos futuros y quebrantos acumulados de ejercicios anteriores que no fueron utilizados, en la medida en que sea probable la existencia de ganancia impositiva disponible para poder utilizar contra ellas. El valor de libros de los activos por impuesto a las ganancias diferido se revisa cada vez que se preparan los estados contables y se reduce en la medida en que ya no haya probabilidad de que exista suficiente ganancia imponible contra la cual se pueda utilizar la totalidad o una parte del activo por impuesto a las ganancias diferido.

De acuerdo con las normas del organismo de control los activos y pasivos por impuesto a las ganancias diferido han sido valuados a su valor nominal y cuantificados a las tasas que se espera que se apliquen al período en que se realice el activo o se cancele el pasivo considerando las normas legales sancionadas hasta la fecha de los estados contables y se exponen en el activo o pasivo no corriente, según corresponda.

Las normas contables profesionales aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, establecen que los saldos de impuesto diferido deben ser valuados a su valor descontado utilizando tasas de mercado vigentes al cierre del período o ejercicio. El efecto de dicho descuento sobre el patrimonio neto al 31 de marzo de 2003 y el resultado por el período de tres meses finalizado en esa fecha no ha sido significativo en relación a los presentes estados contables, teniendo en cuenta lo indicado en el siguiente párrafo.

Considerando la existencia de quebrantos impositivos, la empresa cuenta con un activo por impuesto diferido de $ 3.624.378, el que ha sido desvalorizado en un 100% teniendo en cuenta las dificultades del mercado actual que asegure la probabilidad de la recuperación del activo en cuestión, con ganancias sujetas al impuesto.

Tales impuestos diferidos tienen las siguientes fechas de prescripción:

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - *Continuación*

Año de Origen	Monto de Quebranto	Impuesto Diferido	Año de Prescripción
1998	59.517	20.830	2003
2000	323.527	113.234	2005
2001	119.008	41.653	2006
2002	9.853.317	3.448.661	2007
Totales	**10.355.369**	**3.624.378**	

No se constituyó una provisión por el impuesto a las ganancias mínimas presuntas, debido a la Ley de Competitividad, a la cual la sociedad se adhirió (Ver Nota 5), que ha eximido a la empresa del pago del mismo, y cuya vigencia se extiende hasta el 30 de Junio de 2003.

b. Situación en la controlada ICSA

Interclima S.A. no ha provisionado monto alguno en carácter de impuesto a las ganancias, por entender que están dadas las condiciones macroeconómicas de la Argentina para practicar el Ajuste por Inflación Impositivo, previsto en la ley del gravamen.

La Empresa confeccionó y presentó la declaración jurada correspondiente al gravamen por el período fiscal 2002, conteniendo dicho ajuste, lo cual llevó a determinar un quebranto aproximado de $5.200.000.

De no practicarse el ajuste por inflación impositivo, la Empresa hubiera determinado por el ejercicio 2002, un impuesto a las ganancias, de aproximadamente $ 260.000, (luego del cómputo de quebrantos de períodos anteriores), y de $ 50.000 por el período en curso.

Interclima S.A. interpuso un recurso ante el Poder Judicial a los efectos de contar con la protección jurisdiccional correspondiente, al entender que debido a la alta inflación que afectó al ejercicio 2002 debe dejarse sin efecto el artículo 39 de la ley N° 24.073 del año 1992, que estableció el índice aplicable para el ajuste por inflación impositivo en el valor de 1.00 (uno) y suspendió en los hechos tal ajuste en la base imponible, incorporado a la legislación en un contexto económico totalmente distinto al del ejercicio 2002. En consecuencia, dicho pasivo ($ 310.000) no ha sido registrado en los estados contables al 31 de Marzo de 2003, por lo cual la inversión no considera dicho menor valor.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- Estado de flujo de efectivo

De acuerdo con lo previsto en la Resolución Técnica N° 19 de la FACPCE, se incluye como estado básico el Estado de Flujo de Efectivo. La Sociedad preparó dicho estado de acuerdo con el método indirecto, partiendo del resultado neto y sumándole o deduciéndole, según corresponda, aquellas partidas que intervinieron en su determinación pero que no afectaron los fondos y los cambios en activos y pasivos, como así también los flujo neto de efectivo "generados por" o "utilizados en" las actividades de "inversión" y de "financiación". La Sociedad ha considerado como concepto de "efectivo" al, efectivo más las inversiones de rápida conversión en efectivo (colocaciones originales menores a tres meses de plazo).

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	31/03/2003	31/12/2002
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	11,249	10,236
Caja moneda extranjera	7,594	46,551
Bancos moneda nacional	1,307,671	7,789,049
Bancos moneda extranjera	5,828,542	294,750
	7,155,056	8,140,586
Inversiones Temporarias		
Titulos y Acciones	587	591
Caja de ahorro y otros en moneda ext.	0	5,063,401
Caja de ahorro en moneda nacional y otros	960	967
	1,547	5,064,959
Créditos por ventas		
Deudores por ventas	13,550,705	8,205,955
Previsión deudores incobrables	(85,417)	(85,114)
	13,465,288	8,120,841
Créditos fiscales		
IVA crédito fiscal	655,132	883,273
Otros	20,670	23,530
	675,802	906,803
Otros Créditos		
Documentos a Cobrar	1,059,680	1,513,368
Intereses a Devengar	(105,143)	(78,248)
Otros	505,154	429,204
	1,459,691	1,864,324

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/03/2003	31/12/2002
Bienes de cambio		
Productos elaborados	9,384,907	11,096,316
Materia prima	27,092,657	30,047,273
Materia prima en tránsito	5,666,967	2,915,940
Existencia al cierre	42,144,531	44,059,529
Anticipo a proveedores en moneda nacional - Nota 8	488,065	785,426
Anticipo a proveedores en moneda extranjera	1,463,973	759,267
Previsión para desvalorización	(5,780,111)	(6,829,627)
	38,316,458	38,774,595
ACTIVO NO CORRIENTE		
Créditos Fiscales		
Ahorro obligatorio	8,355	7,879
I.V.A. Crédito fiscal	342,443	321,286
Impuesto a la ganancia Mínima Presunta	1,391,731	1,273,669
Beneficios promocionales a cobrar - Nota 5.c)	875,073	925,103
Otros	150,919	115,269
	2,768,521	2,643,206
Otros Créditos		
Reintegros a cobrar en moneda nacional - Nota 5	982,726	926,583
Documentos a Cobrar	2,863,800	3,410,035
Intereses a Devengar	(359,238)	(469,490)
	3,487,288	3,867,128

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/03/2003	31/12/2002
PASIVO CORRIENTE		
Deudas:		
Comerciales		
En moneda local	5,105,120	5,307,147
Soc. Art. 33 ley 19.550 - Nota 8	234,450	0
En moneda extranejra	6,700,387	4,883,087
	12,039,957	10,190,234
Remuneraciones, Cargas Sociales y Fiscales		
Deudas sociales	310,130	468,278
Deudas fiscales	387,575	547,183
	697,705	1,015,461
Préstamos		
Financieros en monera local	4,475,804	4,948,206
Financieros en monera extranjera	5,270,313	4,509,748
	9,746,117	9,457,954
Otras		
Sociedad Art. 33 Ley 19.550 -Nota 8	1,798,004	1,304,812
Otras	91,270	154,602
	1,889,274	1,459,414
PASIVO NO CORRIENTE		
Deudas		
Préstamos		
Financieros en monera local	2,647,135	2,807,948
Financieros en monera extranjera	10,444,700	14,028,757
	13,091,835	16,836,705

OTROS INGRESOS Y EGRESOS	31/03/2003	31/03/2002
Diferencia de inventario	(890,743)	0
Otros	55,360	133,625
	(835,383)	133,625

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

De acuerdo con lo dispuesto por la modificación al estatuto de la Sociedad, aprobado por la Asamblea General Extraordinaria de Accionistas del 27 de mayo de 1994, el capital de la Sociedad se incrementó de 3,20 a 2.000.000-

El mismo está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto e integrado.

Las acciones de la Sociedad fueron convertidas en tres clases, como se detalla a continuación:

Clase de acciones	Votos
Clase "A"	Con derecho a tres (3) votos c/u.
Clase "B"	Con derecho a tres (3) votos c/u.
Clase "C"	Con derecho a un (1) voto c/u.

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

La estructura del capital al 31 de Marzo de 2003 y 31 de Diciembre de 2002, era la siguiente:

Clase de acciones	Cantidad
Clase "A"	5.200.000
Clase "B"	5.200.000
Clase "C"	9.600.000
TOTAL	20.000.000

b) Otras reservas – para futuros dividendos.

Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 18.784.406, 7.693.924 y 8.353.403, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 9.368.077, de 9.342.622, de 3.846.962, de 3.846.962, de 4.176.701 y de 4.176.701 respectivamente.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 4 – APERTURA DE RESULTADOS FINANCIEROS Y POR TENENCIA

La composición del rubro por los períodos finalizados el 31 de Marzo de 2003 y de 2002, fue la siguiente:

	2003		2002	
	Generados por		Generados por	
	Activos	Pasivos	Activos	Pasivos
	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia
Intereses	428,579	(540,478)	16,026	(1,469,188)
Diferencia de cambio	(589,169)	3,700,075	4,135,107	(36,959,156)
Resultado por tenencia				
- Bienes de cambio -	(3,388,718)		40,106,534	
- Previsiones	411,248		(5,294,589)	
Resultado por exposición al cambio en el poder adquisitivo de la moneda	155,743	(59,715)		
- Inversiones corrientes y créditos fiscales - Nota 5.c	(43,227)		752,930	
Subtotal	(3,025,544)	3,099,882	39,716,008	(38,428,344)
Total	74,338		1,287,664	

NOTA 5 – REGIMEN IMPOSITIVO

La Sociedad se encuadra en los siguientes Regímenes:

- De promoción Industrial, establecido por la Ley Nacional N°19.640 del año 1972, por desarrollar actividades en la Provincia de Tierra del Fuego. En tal sentido, la Sociedad goza de ciertos beneficios impositivos y aduaneros hasta el año 2013, que incluyen:

  a) Impuesto a las Ganancias: Mediante el Decreto N°1395/94 el Poder Ejecutivo Nacional estableció que, a partir del 1° de septiembre de 1994, debe atribuirse como renta exenta del impuesto a las ganancias (cuya alícuota actual es del 35%) por las utilidades imputables a esa Provincia, el 85% (ver efecto del Decreto 615/97) del precio de venta al cliente.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO– Continuación

b) Impuesto al valor agregado (IVA): las ventas de la Sociedad están gravadas por el IVA a la tasa del 21% a partir de abril de 1995, que es cobrado a los clientes de Mirgor S.A.C.I.F.I.A.

El Decreto N°1395/94 dispuso que el crédito fiscal presunto, computable a partir del 1° de septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% (ver efecto del Decreto 615/97) del precio neto de venta al cliente. Por lo tanto, la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995.

c) Por medio de la Ley N°23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990. Como resultado de ello, la Sociedad efectuó pagos en concepto de Impuesto a los Capitales e Impuesto al Valor Agregado que, de acuerdo con la citada Ley, les serían reembolsados a través de bonos de crédito fiscal.

La Resolución General N°3838/94 de la Dirección General Impositiva reglamentó la forma para obtener los señalados bonos (certificados de crédito fiscal), la Sociedad contabilizó oportunamente dichos créditos por 1.511.787,90 (valor histórico sin reexpresar), en virtud de la diferencia surgida entre el importe originalmente contabilizado y la suma solicitada con fecha 27 de junio de 1995 de acuerdo con las normas de valuación de dicha resolución.

Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó del dictamen en el cual reconoció un monto superior a favor de la Sociedad (2.194.141,99) (valor histórico sin reexpresar) como consecuencia de la aplicación en la actualización de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Asimismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853,37 (valor histórico sin reexpresar) a ser tramitado por el régimen de recupero de IVA por exportación.

Teniendo en consideración que el 2 de mayo de 1996, el Ministerio de Economía y Obras y Servicios Públicos emitió la Resolución N°580/96, y que se trata de créditos anteriores al 1° de abril de 1991, la Sociedad decidió registrar el crédito reconocido al valor de cotización, vigente al cierre de cada período, de los Bonos de Consolidación de Deuda emitidos de conformidad con la Ley 23.982 y sus disposiciones reglamentarias.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO – Continuación

d) Derechos aduaneros (que para la Sociedad resulta aproximadamente el 15%) y la tasa de estadística (equivalente al 3%) de todos los insumos importados empleados para sus operaciones en Tierra del Fuego que por los beneficios otorgados por la Ley 19.640 no son abonados.

e) El ahorro obtenido por la Sociedad por los conceptos señalados en los apartados b) y d) son los siguientes:

	Períodos Finalizados el 31 de Marzo de	
	2003	2002
Impuesto al Valor Agregado	2,183,344	2,156,864
Derechos aduaneros y tasa de estadística (monto aproximados)	1,948,229	572,325

Si bien la localización en la Provincia de Tierra del Fuego implica para la Sociedad gozar de los beneficios promocionales descriptos en los párrafos anteriores, tal situación origina por otra parte, incurrir en mayores costos tales como: salarios, comunicaciones, fletes, alquileres, viajes, etc.

El Decreto N°615/97 de fecha 7 de julio de 1997, modificatorio del Decreto N°1395/94 restituyó ciertos beneficios impositivos otorgados al amparo de la Ley de Promoción Industrial. En virtud de dicho decreto, el crédito fiscal presunto computable a partir del 1° de agosto de 1997, en el Impuesto al Valor Agregado equivale al que resulte de aplicar la tasa del gravamen (vigente al momento de la venta) sobre el precio neto de la venta al cliente. Asimismo, modificó el criterio en el impuesto a las Ganancias, dado que las ventas realizadas desde la Pcia. de Tierra del Fuego al Territorio Continental de la Nación gozan de la exención del 100% del impuesto previsto en el inciso a) del Art. 4° de la Ley 19.640.

Los beneficios derivados de la presente nota no requieren para la sociedad el cumplimiento de compromisos adicionales, excepto la realización de las actividades pertinentes en Tierra del Fuego.

Con relación a los reintegros a cobrar en moneda nacional por exportaciones realizadas del continente a la Isla de Tierra del Fuego, debido a demoras en el pago por parte del Estado Nacional, la sociedad presentó una serie de solicitudes para el cobro de

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO – Continuación

los mismos ante la Dirección General de Aduanas (Sección Regímenes Promocionales). A la fecha de emisión de los presentes Estados Contables, si bien se dictaron resoluciones denegatorias en las etapas administrativas, los asesores legales de la Sociedad entienden que las operaciones se realizaron dentro del marco de la ley 19640 y por ende les corresponde la percepción de los reintegros que la normativa vigente prescribe. Dichas resoluciones denegatorias fueron impugnadas por lo cual las actuaciones se encuentran dentro de la Dirección de Legal y Técnica Aduanera a los efectos de producir dictamen.

- De competitividad, establecido por el Decreto Nacional N° 730/01 a los efectos de mejorar la competitividad y la generación de empleo en el país. Los principales beneficios que se establecieron para las empresas adheridas se detallan a continuación:
  a) Exención total del impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario;
  b) Exención total del impuesto a la ganancia mínima presunta;
  c) Cómputo como crédito fiscal en el impuesto al valor agregado de los montos abonados en concepto de contribuciones patronales sobre la nómina salarial con destino al Sistema Unico de Seguridad Social (SUSS).

Los beneficios indicados en a) tienen vigencia a partir del 31 de Agosto de 2001, los señalados en b) y c) a partir del 1° de Julio de 2001. En los casos a) y b) el goce de los beneficios finalizan el 30 de Junio de 2003; y el señalado en c) finalizó el 30 de Noviembre de 2001.

NOTA 6 – CLIENTES SIGNIFICATIVOS Y ACUERDOS DE LICENCIA

Por los períodos finalizados al 31 de Marzo de 2003 y 2002, las ventas de la Sociedad a sus clientes más significativos fueron las siguientes:

	2003	2002
Volkswagen Argentina S.A.	58%	60%
Renault Argentina S.A.	16%	0%
General Motor Argentina.	11%	12%
Mercedez Benz	7%	7%
Peugeot Citroen Argentina S.A	4%	12%

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 6 – CLIENTES SIGNIFICATIVOS Y ACUERDOS DE LICENCIA - Continuación

Una significativa parte de los productos de la Sociedad son realizados bajo acuerdos de licencia con Valeo Thermique Habilitacle.

NOTA 7 – SOCIEDAD CONTROLANTE

Sociedad Controlante: Il Tevere S.A.
Domicilio legal: Paseo Colon 221, Piso 2 – Capital
Actividad principal: Inversora en acciones de otras sociedades.
Porcentaje de votos: 76,47%
Porcentaje de acciones: 52%

Con fecha 15 de julio de 1996 quedó concretada la transferencia del 40% de las acciones de Il Tevere S.A. a favor de Valeo Climatisation, quien en forma indirecta participa del 20,8% del capital de MIRGOR S.A.C.I.F.I.A. y del 30,59% de los votos. El 6 de marzo de 1998, se concretó la transferencia del 10% de las acciones de Il Tevere S.A. a favor de Valeo Climatisation; por lo cual la participación en MIRGOR S.A.C.I.F.I.A. se incrementó al 26%.

NOTA 8 – OPERACIONES CON SOCIEDADES ART. 33 – LEY N°19.550

En el transcurso de los períodos finalizados el 31 de Marzo de 2003 y 2002, la Sociedad ha realizado operaciones de compras de mercaderías y otras operaciones con su controlada por (155.700) y 43.356 respectivamente. –

Con fecha 20 de agosto de 1998, el Directorio de la Sociedad, decidió efectuar un aporte irrevocable para futuros aumentos de capital, por la suma de 3.000.000, en INTERCLIMA S.A., a través de parte de la deuda que dicha compañía mantenía con la Sociedad.
Asimismo con fecha 29 de noviembre de 1999 el Directorio de la Sociedad decidió efectuar otro aporte irrevocable para futuros aumentos de capital, por la suma de 4.500.000, en INTERCLIMA S.A., a través de la deuda que dicha compañía mantenía con la Sociedad.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 8 – OPERACIONES CON SOCIEDADES ART. 33 – LEY N°19.550 - Continuación

Al 31 de Marzo de 2003 y al 31 de Diciembre de 2002 los saldos a favor de MIRGOR y/o INTERCLIMA S.A. ascendían a:

	2003	2002
Anticipos a Proveedores – Corriente	0	49.476
Deudas Comerciales Corrientes	(234.450)	0
Otras Deudas – Corrientes	(1.798.004)	(1.304.812)
Deudas Sociedades Art. 33 Ley 19.550 – No Corrientes	0	0
TOTAL	(2.032.454)	(1.255.336)

NOTA 9 – RETENCION DE IMPUESTO A LAS GANACIAS SOBRE DIVIDENDOS

Cuando se configure el pago de dividendos en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. En función del artículo sin número siguiente al artículo 69 de la mencionada Ley, la Sociedad no se encuentra obligada a efectuar retención alguna por este concepto.

NOTA 10 - LIBROS RUBRICADOS

Se detallan a continuación los libros con fecha de rúbrica posterior al de las operaciones respectivas:

Diario N°	Fecha de rúbrica	Operaciones del periodo
33	14 de Marzo de 2002	20/11/01 al 31/12/01
34	14 de Marzo de 2002	01/01/02 al 15/03/02
35	15 de mayo de 2002	15/03/02 al 15/05/02
37	21 de Febrero de 2003	01/07/02 al 28/08/02
38	21 de Febrero de 2003	28/08/02 al 30/09/02
39	11 de Marzo de 2003	01/10/02 al 22/11/02
40	11 de Marzo de 2003	23/11/02 al 31/12/02

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 10 - LIBROS RUBRICADOS - Continuación

Con relación a las operaciones del período 1 de Enero al 31 de Marzo de 2003, por razones de índole administrativas, a la fecha no se encuentran transcriptas en las hojas móviles que cumplan con los requisitos indicados en la disposición D.P.J. N° 105/94, emitida por la Dirección de Personas Jurídicas de Tierra del Fuego.

NOTA 11 – ACONTECIMIENTOS ECONOMICOS SIGNIFICATIVOS RECIENTES

A partir de comienzos de diciembre de 2001, las autoridades nacionales implementaron diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en las entidades bancarias y la imposibilidad práctica de realizar transferencias de fondos al exterior, con excepciones vinculadas al comercio exterior y otras transacciones autorizadas, las cuales se encuentran en algunos casos sujetas a la previa aprobación del Banco Central de la República Argentina (BCRA). Posteriormente, el Gobierno declaró el incumplimiento del pago de los servicios de la deuda externa y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la ley de convertibilidad vigente desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

El Decreto N° 71/2002 del Poder Ejecutivo y la Comunicación "A" 3425 y sus modificatorias, del Banco Central de la República Argentina ("BCRA"), establecieron un mercado de cambios "oficial", básicamente para exportaciones y ciertas importaciones y obligaciones financieras y otro "libre" para el resto de las operaciones. La paridad del mercado "oficial" fue establecida en 1,40 por dólar y la cotización del mercado "libre" al cierre del primer dia de reapertura del mercado cambiario (11 de enero de 2002), que había estado suspendido desde el 23 de diciembre de 2001, osciló entre 1,60 y 1,70 pesos por cada dólar, tipo vendedor.

Posteriormente, se emitieron diversas normas, que introdujeron modificaciones adicionales a la nueva normativa vigente, entre las que cabe mencionar: la unificación del mercado cambiario en un mercado "libre", la pesificación de los depósitos en dólares mantenidos en instituciones financieras del país al tipo de cambio de 1,40 pesos por cada dólar, y de todas las obligaciones expresadas en dicha moneda, contraídas al 6 de enero de 2002 en el país, al tipo de cambio de 1 peso por cada dólar, la pesificación de las tarifas de los servicios públicos anteriormente pactadas en dólares y su posterior renegociación caso por caso, la autorización previa del BCRA para realizar ciertas transferencias al exterior por servicios de capital e intereses, la suspensión de los despidos sin justa causa que vencerá a principios de 2003 y la suspensión de las causales de disolución por pérdida del capital social y reducción obligatoria del mismo establecidas en la Ley de Sociedades Comerciales.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 11 - ACONTECIMIENTOS ECONOMICOS SIGNIFICATIVOS RECIENTES –Continuación

Cabe aclarar que en la elaboración de los estados contables la gerencia ha tenido especial consideración el espíritu de los Decretos 214/2002, 410/2002 y Resolución A3561 del BCRA (modificatoria de la A3507) en lo que se refiere a la moneda en la cual deben ser cancelados los pasivos en dólares estadounidenses. Sin embargo, las normas referidas generan diversas interpretaciones en cuanto al criterio de determinación de los pasivos que quedaron encuadrados en la pesificación de las deudas.

En este sentido, a la fecha de emisión de los presentes estados contables la empresa se encuentra en la instrumentación final (firma de los acuerdos definitivos) de algunos contratos.

Teniendo en cuenta los comentarios vertidos en los párrafos anteriores y considerando las expectativas del desenvolvimiento de las negociaciones con las entidades financieras, la Dirección de la sociedad ha decidido registrar una previsión para contingencias financieras por la suma de $ 164.000, la cual no debería diferir en forma significativa del resultado final esperado. Dicha contingencia ha sido registrada con cargo a los resultados del ejercicio 2002 e incluida en los Resultados financieros y por tenencia – intereses reales -, siendo su contrapartida las previsiones para contingencias del pasivo corriente.

Al mismo tiempo la Empresa y su controlada mantienen créditos fiscales, reintegros a cobrar y otros créditos contra el Estado por la suma de $ 8,0 millones expuestos en el activo no corriente cuya recuperación futura depende tanto de las probabilidades del Estado Nacional en revertir la declaración de falta de pago de su deuda, así como también de la generación de ingresos sujeto a impuestos, los cuales se encuentran afectados por el marco de incertidumbre del Mercado Argentino en general.

NOTA 12 – PRESTAMOS BANCARIOS – RESTRICCIÓN A LA DISTRIBUCIÓN DE UTILIDADES

La Sociedad mantiene un préstamo bancario con el Citibank N.A. por la suma de U$S 840.000, a un plazo de 28 meses con pago de intereses conforme la tasa LIBOR más un 6% en forma mensual y con el Banco Francés BBVA por la suma de U$S 1.000.000 a pagar en 14 cuotas mensuales con un interés de tasa LIBOR a 30 días más 500bp. La contratación de estos préstamos implica para la Sociedad el cumplimiento de ciertas condiciones y requisitos, especialmente aquellas referidas al mantenimiento de ciertas ecuaciones en sus estados contables medidos en forma trimestral, destacándose entre ellas las destinadas a medir la relación entre algunos pasivos y los intereses pagados, como así también el mantenimiento de limites en el endeudamiento contraído por la Compañía, que en el caso del préstamo con el Citibank N.A., el que no puede superar la suma de U$S 25 millones. Por otra parte la Compañía se comprometió a no distribuir dividendos durante la vigencia del préstamo y a no realizar cancelaciones anuales al B.N.P. mayores al 25% del total de la deuda que la

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 12 – PRESTAMOS BANCARIOS – RESTRICCIÓN A LA DISTRIBUCIÓN DE UTILIDADES - Continuación

sociedad posee con dicha entidad al momento de la reestructuración. Asimismo, en otras líneas de crédito la Sociedad se encuentra asumiendo otros compromisos habituales en este tipo de reestructuración. En opinión de la Dirección, la Sociedad esta cumpliendo con los pactos de endeudamiento referidos anteriormente.

NOTA 13 – IMPUESTO A LAS GANANCIAS

La alícuota de impuesto a las ganancias aplicable no ha tenido variaciones en el período bajo consideración.

La conciliación de los gastos por impuesto a las ganancias aplicable a las ganancias por actividades operativas antes de impuesto a las ganancias a la alícuota legal con el gasto por impuesto a las ganancias a la alícuota efectiva de impuesto a las ganancias por el período finalizado el 31 de Marzo de 2003 fue la siguiente:

	$
Pérdida por actividades operativas antes de impuesto a las ganancias	(1,256,247)
A la alícuota legal de impuesto a las ganancias	439,686
Resultados no sujetos a impuesto a las ganancias	
Diferencias Permanentes:	
Actividad Aerea Aduanera Especial	(763,305)
Resultado inversiones permanentes	268,019
Activo por Quebranto Impositivo recuperado	55,600
Impuesto a Resultados	0

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 13 – IMPUESTO A LAS GANANCIAS - Continuación

Impuesto a las ganancias diferido

El impuesto a las ganancias diferido al 31 de Marzo de 2003 se relaciona con:

	$
Impuesto a Pagar	0
Activos Diferidos Corrientes	
Previsión por desvalorización de inventarios	184,906
Previsión deudores incobrables	2,732
Quebrantos impositivos	(187,638)
Activos Diferidos Corrientes	0

NOTA 14 –UTILIDAD POR ACCION

Las utilidades por acción (básica y diluida) se calculan dividiendo el resultado neto del periodo asignable a las acciones ordinarias por el promedio ponderado de acciones ordinarias en circulación durante el mismo período. No se han producido operaciones que involucren acciones ordinarias o posibles acciones ordinarias desde la fecha de la emisión de la información y hasta la finalización de estos estados contables.

NOTA 15 –MODIFICACION DE RESULTADOS DE EJERCICIOS ANTERIORES

Durante el presente período y como consecuencia de la aplicación de las nuevas normas contables vigentes a partir del 1 de enero de 2003, tal como se indica en la nota 1b), la Sociedad ha registrado dicho impacto en los resultados acumulados al 31 de Diciembre de 2002.

El impacto total ascendió a $ 1.928.327 pérdida y se relaciona en su mayoría con la valuación de los activos y pasivos financieros al valor actual neto del importe a cobrar o a pagar según corresponda y con el reconocimiento de débitos a proveedores.